

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2021

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2021

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq PHLX LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/2021	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq PHLX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):



21000475

151 W. 42nd Street, New York, NY

3. Provide the applicant's mailing address (if different):

Office of General Counsel

805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

Phone: 301.978.8400 / Fax: 301.978.8472

(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Jonathan Cayne | Associate Vice President, Principal Associate General Counsel | 301.978.8493

(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

John A. Zecca

805 King Farm Blvd.

Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31, 2020
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/13/1972 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2021 (MM/DD/YY) — John A. Zecca for Nasdaq PHLX LLC (Name of applicant)

By: [signature] Digitally signed by John Zecca DN: cn=John Zecca, o=Nasdaq, Inc., ou=Office of General Counsel, email=john.zecca@nasdaq.com, c=US Date: 2021.06.29 15:42:50 -04'00' (Signature) — ~~John A. Zecca, EVP, Chief Legal Officer~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires ______________ County of _________________ State of _________________________

Based upon relief from Commission staff and difficulties arising from COVID-19, Nasdaq PHLX LLC is making this filing without notarization.

Nasdaq PHLX LLC

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at https://listingcenter.nasdaq.com/rulebook/phlx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at https://listingcenter.nasdaq.com/rulebook/phlx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 04/29/2021)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/11/2021)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

Not applicable.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq PHLX are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2020 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1120193/000112019321000011/ndaq-20201231.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of Nasdaq PHLX LLC, a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq PHLX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at https://listingcenter.nasdaq.com/rulebook/phlx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq PHLX LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT C

Subsidiaries and Affiliates of the Exchange. *

As of April 29, 2021

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc
3. Boston Stock Exchange Clearing Corporation
4. Channel Capital Group Inc. (merged 12/2020)
5. Cinnober Americas Inc.
6. Consolidated Securities Source LLC
7. Content Services, LLC
8. Copeland Markets LLC (established 02/2021)
9. Curzon Street Acquisition, LLC
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. ETC Acquisition Corp.
13. eVestment Alliance Holdings, Inc.
14. eVestment Alliance Holdings, LLC
15. eVestment Alliance, LLC
16. eVestment, Inc.
17. ExactEquity, LLC
18. Execution Access, LLC
19. FinQloud LLC
20. FINRA/Nasdaq Trade Reporting Facility LLC
21. FRAMLxchange Inc. (acquired 02/2021)
22. FTEN, Inc.
23. Fundspire, Inc. (merged 03/2021)
24. Global Network Content Services, LLC
25. GlobeNewswire, Inc.
26. Granite Redux, Inc.
27. GraniteBlock, Inc.
28. Inet Futures Exchange, LLC
29. International Securities Exchange Holdings, Inc.
30. ISE ETF Ventures LLC
31. Kleos Managed Services Holdings, LLC
32. Kleos Managed Services, L.P.
33. Longitude LLC
34. Nasdaq BX, Inc.
35. Nasdaq Capital Markets Advisory LLC
36. Nasdaq Commodities Clearing LLC
37. Nasdaq Corporate Services, LLC
38. Nasdaq Corporate Solutions, LLC
39. NASDAQ Energy Futures, LLC
40. Nasdaq Execution Services, LLC
41. NASDAQ Futures, Inc.
42. Nasdaq GEMX, LLC
43. NASDAQ Global, Inc.
44. Nasdaq, Inc.
45. Nasdaq Governance Solutions, Inc.
46. Nasdaq Information, LLC
47. Nasdaq International Market Initiatives, Inc.
48. Nasdaq ISE, LLC
49. Nasdaq MRX, LLC
50. NASDAQ OMX (San Francisco) Insurance LLC

51. NASDAQ OMX BX Equities LLC
52. Nasdaq SPS, LLC
53. Nasdaq Technology Services, LLC
54. Norway Acquisition LLC
55. NPM Securities, LLC
56. OneReport, Inc.
57. Operations & Compliance Network, LLC
58. Public Plan IQ Limited Liability Company
59. SecondMarket Labs, LLC
60. SecondMarket Solutions, Inc.
61. SMTX, LLC
62. Solovis, Inc.
63. Strategic Financial Solutions, LLC
64. Sybenetix Inc.
65. The Center for Board Evaluations, Inc.
66. The Nasdaq Options Market LLC
67. The NASDAQ Private Market, LLC
68. The Nasdaq Stock Market LLC
69. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
70. The Stock Clearing Corporation of Philadelphia
71. U.S. Exchange Holdings, Inc.
72. Verafin AcquisitionCo LLC (02/2021)
73. Verafin USA, Inc. (02/2021)

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd.
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. BoardVantage (UK) Limited
6. Cinetics AB (merged 09/2020)
7. Cinnober AB (merged 09/2020)
8. Cinnober Financial Technology AB
9. Cinnober Financial Technology North AB (merged 09/2020)
10. Curzon Street Holdings Limited
11. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.)
12. Ensoleillement Inc.
13. eVestment Alliance (UK) Limited
14. eVestment Alliance Australia Pty Ltd
15. eVestment Alliance Hong Kong Limited
16. HXSquare (28.57% owned, directly or indirectly, by Nasdaq, Inc.)
17. Indxis Ltd
18. Irisium AB (merged 09/2020)
19. Irisium Ltd (40% owned, directly or indirectly, by Nasdaq, Inc.)
20. LLC "SYBENETIX UKRAINE"
21. Longitude S.A.
22. Marketwire China Holding (HK) Ltd.
23. Minium Financial Technology AB (09/2020)
24. Minium Financial Technology Ltd
25. Nasdaq (Asia Pacific) Pte. Ltd.
26. Nasdaq AB
27. Nasdaq Australia Holding Pty Ltd
28. Nasdaq Canada Inc.
29. Nasdaq Clearing AB
30. Nasdaq Copenhagen A/S
31. Nasdaq Corporate Solutions (India) Private Limited
32. Nasdaq Corporate Solutions International Limited
33. Nasdaq CSD SE
34. Nasdaq CXC Limited
35. Nasdaq Exchange and Clearing Services AB
36. Nasdaq France SAS
37. Nasdaq Germany GmbH
38. Nasdaq Helsinki Ltd
39. Nasdaq Holding AB
40. Nasdaq Holding Denmark A/S
41. Nasdaq Holding Luxembourg Sárl
42. Nasdaq Iceland hf.
43. Nasdaq International Ltd
44. Nasdaq Korea Ltd.
45. Nasdaq Ltd
46. Nasdaq NLX Limited
47. Nasdaq Nordic Ltd
48. NASDAQ OMX Europe Ltd
49. Nasdaq Oslo ASA
50. Nasdaq Pty Ltd
51. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
52. Nasdaq Spot AB (established 12/2020)
53. Nasdaq Stockholm AB
54. Nasdaq Tallin AS

55. Nasdaq Technology (Japan) Ltd
56. Nasdaq Technology AB
57. Nasdaq Technology Canada Inc. (merged 12/2020)
58. Nasdaq Technology Energy Systems AS
59. Nasdaq Technology Italy Srl
60. Nasdaq Teknoloji Servisi Limited Sirketi
61. Nasdaq Treasury AB
62. Nasdaq Vilnius Services UAB
63. Nasdaq Wizer Solutions AB
64. Nasdaq Wizer Vilnius UAB
65. OMX Netherlands B.V.
66. OMX Netherlands Holding B.V.
67. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
68. OMX Treasury Euro Holding AB
69. PerTrac Financial Solutions Hong Kong Limited (liquidated 11/2020)
70. Quandl, Inc.
71. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
72. Shareholder.com B.V.
73. Simplitium Ltd
74. Simplitium Services Ltd (divested 2/2020)
75. SMARTS (Asia) Ltd (merged 11/2020)
76. SMARTS Broker Compliance Pty Ltd
77. SMARTS Market Surveillance Pty Ltd
78. Sybenetix Limited
79. TopQ Software Limited
80. Verafin Solutions ULC (established 02/2021)
81. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

Nasdaq PHLX LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	160
Investments	-
Total Receivables - Net	183,465
Current restricted Cash and Cash equivalents	-
Other Current Assets	310,251
Margin Deposits & Default Fund	-
Total Current Assets	**493,875**
Long Term Assets:	
Total Property and Equipment - Net	111,344
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	46,524
Right of use asset	-
Total Long Term Assets	**1,081,431**
Total Assets	**1,575,307**
LIABILITIES	
Total AP and Accrued Expenses	25,902
SEC 31a Payable to the SEC	188,697
Accrued Personnel Costs	53,485
Deferred Revenue	28,554
Lease liability - current	-
Other Accrued Liabilities	34,704
Current Liabilities	**331,342**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	42,288
Lease liability - non current	-
All Other Long Term Liabilities	3,223
Long Term Liabilities	**45,510**
Total Liabilities	**376,852**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	288,624
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,198,454**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,198,454**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,575,307**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,360,292
Corporate Platforms	237,357
Investment Intelligence	272,814
Market Technology Revenues	6,941
Other Revenues	24,417
Total Revenues	**2,901,821**
COST OF REVENUES	
Liquidity Rebates	**(1,385,935)**
Brokerage, Clearance and Exchange Fees	**(596,105)**
Total Cost of Revenues	**(1,982,040)**
Revenues less Cost of Revenues	**919,781**
Operating Expenses:	
Compensation and Benefits	149,393
Marketing and Advertising	16,234
Depr and Amortization	31,378
Professional and Contract Services	18,705
Computer Ops and Data Communication	64,469
Occupancy	26,133
Regulatory	6,889
General Administrative and Other	47,111
Merger Related Expenses Total	422
Total Operating Expenses	**360,735**
Operating Income	**559,046**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	559,072
Income Tax Provisions	**-**
Net Income	**559,072**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**559,072**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,718
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**6,718**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	(571)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**20,270**
Total Assets	**26,988**
LIABILITIES	
Total AP and Accrued Expenses	26,945
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**26,945**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26,945**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	43
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,988**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**(0)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	5,107
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,230
Margin Deposits & Default Fund	-
Total Current Assets	**14,337**
Long Term Assets:	
Total Property and Equipment - Net	7,802
Goodwill	140,412
Other Intangibles	69,127
Non Current Deferred Taxes	4,871
Other Long Term Assets	28
Right of use asset	3
Total Long Term Assets	**222,243**
Total Assets	**236,580**
LIABILITIES	
Total AP and Accrued Expenses	757
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	994
Deferred Revenue	11,750
Lease liability - current	0
Other Accrued Liabilities	(1,350)
Current Liabilities	**12,151**
Total Long Term Debt	-
Non Current Deferred Tax Liability	20,442
Non-current deferred revenue	43
Lease liability - non current	(1)
All Other Long Term Liabilities	2,199
Long Term Liabilities	**22,684**
Total Liabilities	**34,835**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	5,230
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**201,745**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**201,745**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,580**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	29,044
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**29,044**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**29,044**
Operating Expenses:	
Compensation and Benefits	5,630
Marketing and Advertising	-
Depr and Amortization	10,210
Professional and Contract Services	1,709
Computer Ops and Data Communication	1,076
Occupancy	701
Regulatory	-
General Administrative and Other	1,549
Merger Related Expenses Total	0
Total Operating Expenses	**20,876**
Operating Income	**8,168**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8,168
Income Tax Provisions	**1,757**
Net Income	**6,411**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6,411**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,164**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,164**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**(4)**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	37
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**37**
Operating Income	**(37)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(37)
Income Tax Provisions	**-**
Net Income	**(37)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(37)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	15
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2)
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	40
Current restricted Cash and Cash equivalents	-
Other Current Assets	117
Margin Deposits & Default Fund	-
Total Current Assets	**157**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**157**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	157
Current Liabilities	**157**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**157**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**157**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Copeland Markets LLC
(in thousands, unaudited)

Notes: New entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**6**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,728
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,669
Margin Deposits & Default Fund	-
Total Current Assets	**12,397**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	296
Non Current Deferred Taxes	49
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,918**
Total Assets	**19,315**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,587
Lease liability - current	-
Other Accrued Liabilities	(207)
Current Liabilities	**6,380**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,592
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	497
Long Term Liabilities	**2,089**
Total Liabilities	**8,469**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	6,266
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**10,846**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,846**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,315**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	16,927
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**16,927**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**16,927**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	46
Professional and Contract Services	-
Computer Ops and Data Communication	120
Occupancy	-
Regulatory	-
General Administrative and Other	355
Merger Related Expenses Total	-
Total Operating Expenses	**520**
Operating Income	**16,406**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	16,406
Income Tax Provisions	**4,269**
Net Income	**12,138**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**12,138**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	156
Total Receivables - Net	5,277
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,821
Margin Deposits & Default Fund	-
Total Current Assets	**27,254**
Long Term Assets:	
Total Property and Equipment - Net	1,412
Goodwill	82,417
Other Intangibles	125,299
Non Current Deferred Taxes	(137)
Other Long Term Assets	16
Right of use asset	396
Total Long Term Assets	**209,403**
Total Assets	**236,657**
LIABILITIES	
Total AP and Accrued Expenses	390
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,864
Deferred Revenue	1,510
Lease liability - current	256
Other Accrued Liabilities	(2,251)
Current Liabilities	**1,769**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	6
Lease liability - non current	485
All Other Long Term Liabilities	1
Long Term Liabilities	**487**
Total Liabilities	**2,256**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,012
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**234,401**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**234,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,657**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(6)
Corporate Platforms	-
Investment Intelligence	25,813
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**25,807**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**25,807**
Operating Expenses:	
Compensation and Benefits	5,722
Marketing and Advertising	44
Depr and Amortization	2,371
Professional and Contract Services	684
Computer Ops and Data Communication	2,231
Occupancy	432
Regulatory	-
General Administrative and Other	1,493
Merger Related Expenses Total	-
Total Operating Expenses	**12,978**
Operating Income	**12,828**
Total Interest Income	39
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	12,867
Income Tax Provisions	**5**
Net Income	**12,862**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**12,862**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current restricted Cash and Cash equivalents	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	99,661
Current restricted Cash and Cash equivalents	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**99,666**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	(1,588)
Other Long Term Assets	431,644
Right of use asset	-
Total Long Term Assets	**537,212**
Total Assets	**636,879**
LIABILITIES	
Total AP and Accrued Expenses	203,416
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(193)
Current Liabilities	**203,222**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(565)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(565)**
Total Liabilities	**202,658**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	232
Total Retained Earnings	2,344
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**434,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**434,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**636,879**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**5,238**
Net Income	**(5,238)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,238)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,654
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,654**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	431,644
Right of use asset	-
Total Long Term Assets	**431,932**
Total Assets	**433,587**
LIABILITIES	
Total AP and Accrued Expenses	1,779
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**1,779**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,779**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	163
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,808**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,808**
Total Liabilities Non Controlling Interest and Stockholders Equity	**433,587**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	10,395
Investments	-
Total Receivables - Net	319,007
Current restricted Cash and Cash equivalents	-
Other Current Assets	66,137
Margin Deposits & Default Fund	-
Total Current Assets	**395,539**
Long Term Assets:	
Total Property and Equipment - Net	17,409
Goodwill	63,150
Other Intangibles	228,462
Non Current Deferred Taxes	5,802
Other Long Term Assets	183
Right of use asset	9,283
Total Long Term Assets	**324,289**
Total Assets	**719,828**
LIABILITIES	
Total AP and Accrued Expenses	154,170
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,734
Deferred Revenue	69,533
Lease liability - current	1,390
Other Accrued Liabilities	274
Current Liabilities	**233,101**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,995
Non-current deferred revenue	1,761
Lease liability - non current	13,909
All Other Long Term Liabilities	35
Long Term Liabilities	**80,700**
Total Liabilities	**313,801**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	115
Total Retained Earnings	27,863
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**406,027**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**406,027**
Total Liabilities Non Controlling Interest and Stockholders Equity	**719,828**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	96,944
Market Technology Revenues	-
Other Revenues	8,418
Total Revenues	**105,362**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**105,362**
Operating Expenses:	
Compensation and Benefits	45,800
Marketing and Advertising	830
Depr and Amortization	21,837
Professional and Contract Services	3,703
Computer Ops and Data Communication	7,878
Occupancy	1,519
Regulatory	-
General Administrative and Other	5,293
Merger Related Expenses Total	26
Total Operating Expenses	**86,887**
Operating Income	**18,474**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(40)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	18,435
Income Tax Provisions	**-**
Net Income	**18,435**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**18,435**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	27,077
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**31,977**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	15,950
Non Current Deferred Taxes	(857)
Other Long Term Assets	483,714
Right of use asset	-
Total Long Term Assets	**736,885**
Total Assets	**768,861**
LIABILITIES	
Total AP and Accrued Expenses	2,447
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Liabilities	**2,446**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,933
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,933**
Total Liabilities	**6,379**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	(3,219)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**762,482**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**762,482**
Total Liabilities Non Controlling Interest and Stockholders Equity	**768,861**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3,300
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**3,300**
Operating Income	**(3,300)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(3,300)
Income Tax Provisions	**(1,390)**
Net Income	**(1,910)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,910)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**(0)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	19
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	40,321
Investments	-
Total Receivables - Net	470
Current restricted Cash and Cash equivalents	250
Other Current Assets	13,166
Margin Deposits & Default Fund	-
Total Current Assets	**54,207**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**54,207**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,177
Deferred Revenue	333
Lease liability - current	-
Other Accrued Liabilities	3,253
Current Liabilities	**4,899**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	194
Long Term Liabilities	**194**
Total Liabilities	**5,093**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,741)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,114**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,114**
Total Liabilities Non Controlling Interest and Stockholders Equity	**54,207**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	11,089
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**11,089**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	(2,447)
Total Cost of Revenues	**(2,447)**
Revenues less Cost of Revenues	**8,642**
Operating Expenses:	
Compensation and Benefits	3,166
Marketing and Advertising	25
Depr and Amortization	-
Professional and Contract Services	233
Computer Ops and Data Communication	341
Occupancy	303
Regulatory	55
General Administrative and Other	636
Merger Related Expenses Total	125
Total Operating Expenses	**4,883**
Operating Income	**3,759**
Total Interest Income	9
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,768
Income Tax Provisions	-
Net Income	**3,768**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,768**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	10,300
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,696
Margin Deposits & Default Fund	-
Total Current Assets	**21,997**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**19**
Total Assets	**22,015**
LIABILITIES	
Total AP and Accrued Expenses	3,357
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Current Liabilities	**3,357**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,357**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	14,658
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,658**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,658**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,015**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	28,851
Corporate Platforms	-
Investment Intelligence	10,933
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**39,784**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**39,784**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	581
Professional and Contract Services	1,114
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	11,523
General Administrative and Other	1,357
Merger Related Expenses Total	-
Total Operating Expenses	**14,576**
Operating Income	**25,208**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	25,208
Income Tax Provisions	**6,635**
Net Income	**18,573**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**18,573**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: New entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,832
Current restricted Cash and Cash equivalents	-
Other Current Assets	229,884
Margin Deposits & Default Fund	-
Total Current Assets	**232,716**
Long Term Assets:	
Total Property and Equipment - Net	722
Goodwill	585,835
Other Intangibles	34,296
Non Current Deferred Taxes	907
Other Long Term Assets	52,385
Right of use asset	133
Total Long Term Assets	**674,277**
Total Assets	**906,993**
LIABILITIES	
Total AP and Accrued Expenses	390
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	442
Deferred Revenue	107
Lease liability - current	161
Other Accrued Liabilities	387
Current Liabilities	**1,487**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(127,291)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(127,291)**
Total Liabilities	**(125,804)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,507,834
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(475,010)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,032,797**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,032,797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**906,993**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(1,656)
Corporate Platforms	-
Investment Intelligence	18
Market Technology Revenues	13,285
Other Revenues	-
Total Revenues	**11,648**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**11,647**
Operating Expenses:	
Compensation and Benefits	1,326
Marketing and Advertising	-
Depr and Amortization	6,710
Professional and Contract Services	847
Computer Ops and Data Communication	4,266
Occupancy	202
Regulatory	-
General Administrative and Other	1,115
Merger Related Expenses Total	-
Total Operating Expenses	**14,467**
Operating Income	**(2,819)**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,818)
Income Tax Provisions	**2,959**
Net Income	**(5,777)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,777)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,524
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,524**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(52)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(52)**
Total Assets	**1,472**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**1,422**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	269
Margin Deposits & Default Fund	-
Total Current Assets	**269**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**269**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(0)
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,876
Margin Deposits & Default Fund	-
Total Current Assets	**3,876**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(9)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,675**
Total Assets	**16,551**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9
Current Liabilities	**9**
Total Long Term Debt	-
Non Current Deferred Tax Liability	93
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	39
Long Term Liabilities	**132**
Total Liabilities	**141**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,756
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,409**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,551**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(10)
Merger Related Expenses Total	0
Total Operating Expenses	**(9)**
Operating Income	**9**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	9
Income Tax Provisions	**3**
Net Income	**6**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	111
Margin Deposits & Default Fund	-
Total Current Assets	**111**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	664
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,289**
Total Assets	**109,400**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(25)
Current Liabilities	**(25)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	20,090
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**20,090**
Total Liabilities	**20,065**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	552
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**89,336**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**89,336**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,400**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**986**
Net Income	**(986)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(986)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	349
Margin Deposits & Default Fund	-
Total Current Assets	**349**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,819**
Total Assets	**42,168**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(125)
Current Liabilities	**(125)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,521
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**7,521**
Total Liabilities	**7,396**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,535
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,772**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,772**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,168**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**361**
Net Income	**(361)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(361)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3,630)
Current restricted Cash and Cash equivalents	-
Other Current Assets	(6,519)
Margin Deposits & Default Fund	-
Total Current Assets	**(10,149)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	570,273
Non Current Deferred Taxes	1,989
Other Long Term Assets	125,698
Right of use asset	-
Total Long Term Assets	**1,247,415**
Total Assets	**1,237,266**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	37,922
Current Liabilities	**135,464**
Total Long Term Debt	-
Non Current Deferred Tax Liability	169,452
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**169,452**
Total Liabilities	**304,917**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,150)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**932,350**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**932,350**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,237,266**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11,362
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	3,880
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(7,482)
Income Tax Provisions	**43,335**
Net Income	**(50,817)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(50,817)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	5
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(5)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(5)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	270
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,339
Margin Deposits & Default Fund	-
Total Current Assets	**7,609**
Long Term Assets:	
Total Property and Equipment - Net	7,951
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	33
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**7,983**
Total Assets	**15,592**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,703
Deferred Revenue	60
Lease liability - current	-
Other Accrued Liabilities	1,427
Current Liabilities	**3,205**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,061
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**2,086**
Total Liabilities	**5,291**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,512
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,789
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**10,301**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,301**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,592**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	1,181
Corporate Platforms	-
Investment Intelligence	10,157
Market Technology Revenues	-
Other Revenues	63
Total Revenues	**11,401**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**11,401**
Operating Expenses:	
Compensation and Benefits	2,769
Marketing and Advertising	-
Depr and Amortization	1,834
Professional and Contract Services	766
Computer Ops and Data Communication	262
Occupancy	666
Regulatory	-
General Administrative and Other	1,009
Merger Related Expenses Total	-
Total Operating Expenses	**7,307**
Operating Income	**4,095**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	4,095
Income Tax Provisions	-
Net Income	**4,095**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4,095**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,211
Margin Deposits & Default Fund	-
Total Current Assets	**1,211**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**15**
Total Assets	**1,226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(273)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,226**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	21
Total Revenues	**21**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**21**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11
Professional and Contract Services	-
Computer Ops and Data Communication	9
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**20**
Operating Income	**1**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1
Income Tax Provisions	**-**
Net Income	**1**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	1,210
Current restricted Cash and Cash equivalents	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Total Current Assets	**1,227**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	31,048
Other Intangibles	48,949
Non Current Deferred Taxes	1,576
Other Long Term Assets	(1,726)
Right of use asset	-
Total Long Term Assets	**79,871**
Total Assets	**81,097**
LIABILITIES	
Total AP and Accrued Expenses	208
SEC 31a Payable to the SEC	155
Accrued Personnel Costs	10
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	9,716
Current Liabilities	**10,089**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,797
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,947
Long Term Liabilities	**17,744**
Total Liabilities	**27,833**
EQUITY	
Common Stock Total-W/IC	8
Common Stock in Treasury Total	-
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,030
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**53,264**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**53,264**
Total Liabilities Non Controlling Interest and Stockholders Equity	**81,097**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	12,874
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**12,874**
COST OF REVENUES	
Liquidity Rebates	**(3,610)**
Brokerage, Clearance and Exchange Fees	**(598)**
Total Cost of Revenues	**(4,209)**
Revenues less Cost of Revenues	**8,665**
Operating Expenses:	
Compensation and Benefits	62
Marketing and Advertising	-
Depr and Amortization	279
Professional and Contract Services	508
Computer Ops and Data Communication	269
Occupancy	-
Regulatory	254
General Administrative and Other	1,162
Merger Related Expenses Total	-
Total Operating Expenses	**2,533**
Operating Income	**6,132**
Total Interest Income	24
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	6,156
Income Tax Provisions	**7,516**
Net Income	**(1,360)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,360)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	429
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	59
Margin Deposits & Default Fund	-
Total Current Assets	**738**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**738**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	536
Current Liabilities	**536**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**536**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(470)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**202**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**202**
Total Liabilities Non Controlling Interest and Stockholders Equity	**738**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	80
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**80**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**80**
Operating Expenses:	
Compensation and Benefits	83
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	27
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	(7)
General Administrative and Other	19
Merger Related Expenses Total	-
Total Operating Expenses	**122**
Operating Income	**(42)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(42)
Income Tax Provisions	**-**
Net Income	**(42)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(42)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,736
Current Liabilities	**1,736**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**13**
Total Liabilities	**1,749**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,674)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,674)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,487
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,375
Margin Deposits & Default Fund	-
Total Current Assets	**15,862**
Long Term Assets:	
Total Property and Equipment - Net	201
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	(65)
Other Long Term Assets	18,234
Right of use asset	0
Total Long Term Assets	**41,892**
Total Assets	**57,754**
LIABILITIES	
Total AP and Accrued Expenses	(93)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4
Deferred Revenue	6
Lease liability - current	7
Other Accrued Liabilities	6,775
Current Liabilities	**6,699**
Total Long Term Debt	-
Non Current Deferred Tax Liability	425
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	181
Long Term Liabilities	**607**
Total Liabilities	**7,306**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	1,311
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50,449**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50,449**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,754**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	129
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**129**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**129**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	33
Depr and Amortization	355
Professional and Contract Services	3
Computer Ops and Data Communication	-
Occupancy	25
Regulatory	-
General Administrative and Other	45
Merger Related Expenses Total	-
Total Operating Expenses	**461**
Operating Income	**(332)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(332)
Income Tax Provisions	-
Net Income	**(332)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(332)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	209
Investments	-
Total Receivables - Net	184,923
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,178
Margin Deposits & Default Fund	-
Total Current Assets	**186,310**
Long Term Assets:	
Total Property and Equipment - Net	12,935
Goodwill	131,949
Other Intangibles	9,304
Non Current Deferred Taxes	1,559
Other Long Term Assets	198,605
Right of use asset	8,989
Total Long Term Assets	**363,341**
Total Assets	**549,651**
LIABILITIES	
Total AP and Accrued Expenses	9,181
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,214
Deferred Revenue	18,363
Lease liability - current	2,272
Other Accrued Liabilities	55,430
Current Liabilities	**100,459**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	-
Lease liability - non current	6,967
All Other Long Term Liabilities	559
Long Term Liabilities	**24,330**
Total Liabilities	**124,789**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(25,922)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**424,862**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**424,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**549,651**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	118,766
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	5
Total Revenues	**118,771**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**118,771**
Operating Expenses:	
Compensation and Benefits	56,114
Marketing and Advertising	695
Depr and Amortization	9,259
Professional and Contract Services	37,299
Computer Ops and Data Communication	7,202
Occupancy	4,517
Regulatory	-
General Administrative and Other	17,314
Merger Related Expenses Total	(919)
Total Operating Expenses	**131,481**
Operating Income	**(12,711)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(12,711)
Income Tax Provisions	-
Net Income	**(12,711)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(12,711)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	43
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,482
Current Liabilities	**1,524**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,524**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,300)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,300)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,300)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	181
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	(54)
Occupancy	13
Regulatory	-
General Administrative and Other	(153)
Merger Related Expenses Total	-
Total Operating Expenses	**(14)**
Operating Income	**14**
Total Interest Income	-
Total Interest Expense	(58)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(45)
Income Tax Provisions	**-**
Net Income	**(45)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(45)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	9,829
Investments	0
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	13,312
Margin Deposits & Default Fund	-
Total Current Assets	**23,392**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	263
Right of use asset	-
Total Long Term Assets	**5,832**
Total Assets	**29,224**
LIABILITIES	
Total AP and Accrued Expenses	6,745
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**6,745**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**6,745**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,830)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**22,478**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,478**
Total Liabilities Non Controlling Interest and Stockholders Equity	**29,224**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	45,814
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**45,814**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(43,477)**
Total Cost of Revenues	**(43,477)**
Revenues less Cost of Revenues	**2,337**
Operating Expenses:	
Compensation and Benefits	426
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	62
Computer Ops and Data Communication	18
Occupancy	13
Regulatory	-
General Administrative and Other	231
Merger Related Expenses Total	-
Total Operating Expenses	**750**
Operating Income	**1,587**
Total Interest Income	17
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,604
Income Tax Provisions	**-**
Net Income	**1,604**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,604**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(2)
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,456
Margin Deposits & Default Fund	-
Total Current Assets	**8,454**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**8,246**
LIABILITIES	
Total AP and Accrued Expenses	544
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	428
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8
Current Liabilities	**980**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**867**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(33,014)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,379**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,379**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,246**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	3
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**3**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**1**
Total Cost of Revenues	**1**
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	1,561
Marketing and Advertising	(10)
Depr and Amortization	127
Professional and Contract Services	88
Computer Ops and Data Communication	1,036
Occupancy	52
Regulatory	452
General Administrative and Other	355
Merger Related Expenses Total	-
Total Operating Expenses	**3,662**
Operating Income	**(3,658)**
Total Interest Income	58
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	3,260
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(340)
Income Tax Provisions	**(101)**
Net Income	**(239)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(239)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	20,873
Current restricted Cash and Cash equivalents	-
Other Current Assets	18,341
Margin Deposits & Default Fund	-
Total Current Assets	**39,214**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5,361
Right of use asset	-
Total Long Term Assets	**5,361**
Total Assets	**44,574**
LIABILITIES	
Total AP and Accrued Expenses	4,622
SEC 31a Payable to the SEC	3,797
Accrued Personnel Costs	36
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	109
Current Liabilities	**8,564**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,564**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,975
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**36,011**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**36,011**
Total Liabilities Non Controlling Interest and Stockholders Equity	**44,574**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	259,916
Corporate Platforms	-
Investment Intelligence	801
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**260,717**
COST OF REVENUES	
Liquidity Rebates	**(216,541)**
Brokerage, Clearance and Exchange Fees	**(11,404)**
Total Cost of Revenues	**(227,945)**
Revenues less Cost of Revenues	**32,773**
Operating Expenses:	
Compensation and Benefits	165
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	525
Computer Ops and Data Communication	(2)
Occupancy	10
Regulatory	506
General Administrative and Other	1,942
Merger Related Expenses Total	-
Total Operating Expenses	**3,147**
Operating Income	**29,625**
Total Interest Income	22
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	29,647
Income Tax Provisions	**-**
Net Income	**29,647**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**29,647**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	420
Current restricted Cash and Cash equivalents	-
Other Current Assets	95,891
Margin Deposits & Default Fund	-
Total Current Assets	**96,341**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	749
Other Long Term Assets	4,869,280
Right of use asset	-
Total Long Term Assets	**4,870,029**
Total Assets	**4,966,369**
LIABILITIES	
Total AP and Accrued Expenses	735
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	226,041
Current Liabilities	**226,776**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6,823
Long Term Liabilities	**6,887**
Total Liabilities	**233,663**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(113,748)
Total Retained Earnings	212,042
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,732,706**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,732,706**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,966,369**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	42
Merger Related Expenses Total	-
Total Operating Expenses	**42**
Operating Income	**(42)**
Total Interest Income	2,464
Total Interest Expense	(2,538)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(115)
Income Tax Provisions	**203**
Net Income	**(319)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(319)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,430,299
Investments	-
Total Receivables - Net	102,079
Current restricted Cash and Cash equivalents	-
Other Current Assets	264,844
Margin Deposits & Default Fund	-
Total Current Assets	**2,797,222**
Long Term Assets:	
Total Property and Equipment - Net	108,436
Goodwill	14,501
Other Intangibles	1,357
Non Current Deferred Taxes	104,733
Other Long Term Assets	10,156,788
Right of use asset	269,968
Total Long Term Assets	**10,655,782**
Total Assets	**13,453,004**
LIABILITIES	
Total AP and Accrued Expenses	357,826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	42,679
Deferred Revenue	3,257
Lease liability - current	23,868
Other Accrued Liabilities	1,152,199
Current Liabilities	**1,579,829**
Total Long Term Debt	5,540,899
Non Current Deferred Tax Liability	104,636
Non-current deferred revenue	-
Lease liability - non current	281,596
All Other Long Term Liabilities	39,102
Long Term Liabilities	**5,966,233**
Total Liabilities	**7,546,062**
EQUITY	
Common Stock Total-W/IC	1,721
Common Stock in Treasury Total	(375,822)
Additional Paid in Capital	2,440,823
Accumulated Other Comprehensive Income/(Loss)	(165,228)
Total Retained Earnings	4,005,449
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,906,943**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,906,943**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,453,004**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,039
Investment Intelligence	249,825
Market Technology Revenues	-
Other Revenues	74,523
Total Revenues	**325,387**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**325,387**
Operating Expenses:	
Compensation and Benefits	185,662
Marketing and Advertising	19,451
Depr and Amortization	15,855
Professional and Contract Services	65,766
Computer Ops and Data Communication	31,991
Occupancy	26,406
Regulatory	115
General Administrative and Other	93,147
Merger Related Expenses Total	28,836
Total Operating Expenses	**467,228**
Operating Income	**(141,841)**
Total Interest Income	2,085
Total Interest Expense	(102,510)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(1,424)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(243,690)
Income Tax Provisions	**88,647**
Net Income	**(332,336)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(332,336)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12,124
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(147)
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,792
Margin Deposits & Default Fund	-
Total Current Assets	**20,645**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	180
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**625**
Total Assets	**21,270**
LIABILITIES	
Total AP and Accrued Expenses	173
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(41)
Current Liabilities	**132**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(7)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**51**
Total Liabilities	**184**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	20,086
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**21,086**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**21,086**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,270**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	72
Corporate Platforms	-
Investment Intelligence	74,521
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**74,593**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**74,593**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	103
Professional and Contract Services	11
Computer Ops and Data Communication	97
Occupancy	-
Regulatory	-
General Administrative and Other	1,402
Merger Related Expenses Total	-
Total Operating Expenses	**1,612**
Operating Income	**72,981**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	72,981
Income Tax Provisions	**19,216**
Net Income	**53,764**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**53,764**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	27
Margin Deposits & Default Fund	-
Total Current Assets	**27**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(41)**
Total Assets	**(14)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,201
Current Liabilities	**2,202**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**2,201**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,857)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(2,215)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,215)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(14)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	7
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**10**
Operating Income	**(10)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(10)
Income Tax Provisions	**4**
Net Income	**(14)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(14)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	59,634
Current restricted Cash and Cash equivalents	-
Other Current Assets	52,683
Margin Deposits & Default Fund	-
Total Current Assets	**112,317**
Long Term Assets:	
Total Property and Equipment - Net	3,616
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	116,287
Right of use asset	-
Total Long Term Assets	**119,902**
Total Assets	**232,219**
LIABILITIES	
Total AP and Accrued Expenses	32,675
SEC 31a Payable to the SEC	7,491
Accrued Personnel Costs	1,366
Deferred Revenue	11
Lease liability - current	-
Other Accrued Liabilities	(14)
Current Liabilities	**41,528**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**41,542**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	90,429
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**190,677**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**190,677**
Total Liabilities Non Controlling Interest and Stockholders Equity	**232,219**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	303,264
Corporate Platforms	-
Investment Intelligence	16,123
Market Technology Revenues	-
Other Revenues	59
Total Revenues	**319,446**
COST OF REVENUES	
Liquidity Rebates	**(171,654)**
Brokerage, Clearance and Exchange Fees	**(22,001)**
Total Cost of Revenues	**(193,655)**
Revenues less Cost of Revenues	**125,791**
Operating Expenses:	
Compensation and Benefits	5,224
Marketing and Advertising	38
Depr and Amortization	1,911
Professional and Contract Services	3,256
Computer Ops and Data Communication	2,100
Occupancy	1,303
Regulatory	655
General Administrative and Other	4,447
Merger Related Expenses Total	-
Total Operating Expenses	**18,935**
Operating Income	**106,856**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	35,620
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	142,477
Income Tax Provisions	**-**
Net Income	**142,477**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**142,477**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,588
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,924
Margin Deposits & Default Fund	-
Total Current Assets	**12,513**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,816
Right of use asset	-
Total Long Term Assets	**3,816**
Total Assets	**16,329**
LIABILITIES	
Total AP and Accrued Expenses	248
SEC 31a Payable to the SEC	701
Accrued Personnel Costs	9
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	207
Current Liabilities	**1,165**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,165**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,973
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,164**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,164**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,329**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	17,742
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**17,742**
COST OF REVENUES	
Liquidity Rebates	**(7,663)**
Brokerage, Clearance and Exchange Fees	**(1,362)**
Total Cost of Revenues	**(9,025)**
Revenues less Cost of Revenues	**8,717**
Operating Expenses:	
Compensation and Benefits	70
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	212
Computer Ops and Data Communication	(1)
Occupancy	10
Regulatory	276
General Administrative and Other	792
Merger Related Expenses Total	-
Total Operating Expenses	**1,358**
Operating Income	**7,359**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	7,385
Income Tax Provisions	**-**
Net Income	**7,385**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,385**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,082
Margin Deposits & Default Fund	-
Total Current Assets	**2,082**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(75)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,261**
Total Assets	**19,344**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,636
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1,636**
Total Liabilities	**1,636**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,005)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,708**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,708**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	5,083
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,803
Margin Deposits & Default Fund	-
Total Current Assets	**24,887**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,507
Other Long Term Assets	3,313
Right of use asset	-
Total Long Term Assets	**5,879**
Total Assets	**30,765**
LIABILITIES	
Total AP and Accrued Expenses	278
SEC 31a Payable to the SEC	7,406
Accrued Personnel Costs	15
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(581)
Current Liabilities	**7,118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(132)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	5,338
Long Term Liabilities	**5,206**
Total Liabilities	**12,324**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	33,742
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,442**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,442**
Total Liabilities Non Controlling Interest and Stockholders Equity	**30,765**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	99,812
Corporate Platforms	-
Investment Intelligence	11,398
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**111,210**
COST OF REVENUES	
Liquidity Rebates	**(44,872)**
Brokerage, Clearance and Exchange Fees	**(24,899)**
Total Cost of Revenues	**(69,771)**
Revenues less Cost of Revenues	**41,439**
Operating Expenses:	
Compensation and Benefits	77
Marketing and Advertising	-
Depr and Amortization	97
Professional and Contract Services	229
Computer Ops and Data Communication	221
Occupancy	3
Regulatory	768
General Administrative and Other	2,235
Merger Related Expenses Total	-
Total Operating Expenses	**3,629**
Operating Income	**37,810**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	37,810
Income Tax Provisions	**221**
Net Income	**37,590**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**37,590**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73,420
Margin Deposits & Default Fund	-
Total Current Assets	**73,420**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**72,725**
LIABILITIES	
Total AP and Accrued Expenses	1,268
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,799
Current Liabilities	**4,068**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4,068**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	48,658
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**68,658**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**68,658**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72,725**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	112,061
Corporate Platforms	-
Investment Intelligence	(0)
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**112,061**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**112,061**
Operating Expenses:	
Compensation and Benefits	(0)
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	691
Computer Ops and Data Communication	472
Occupancy	10,568
Regulatory	-
General Administrative and Other	3,134
Merger Related Expenses Total	-
Total Operating Expenses	**14,865**
Operating Income	**97,196**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	97,196
Income Tax Provisions	**-**
Net Income	**97,196**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**97,196**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Right of use asset	-
Total Long Term Assets	**23,321**
Total Assets	**34,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(0)
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	513
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	85
Margin Deposits & Default Fund	-
Total Current Assets	**848**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**848**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,050
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(202)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**848**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**848**
Total Liabilities Non Controlling Interest and Stockholders Equity	**848**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	470
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**470**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**470**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	119
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	23
General Administrative and Other	5
Merger Related Expenses Total	-
Total Operating Expenses	**147**
Operating Income	**323**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	323
Income Tax Provisions	-
Net Income	**323**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**323**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	285
Investments	-
Total Receivables - Net	580
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**865**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,551**
Total Assets	**2,417**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	614
Lease liability - current	-
Other Accrued Liabilities	139
Current Liabilities	**752**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**752**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	248
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,664**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,664**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,417**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	649
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**649**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**649**
Operating Expenses:	
Compensation and Benefits	219
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	60
Computer Ops and Data Communication	11
Occupancy	8
Regulatory	-
General Administrative and Other	13
Merger Related Expenses Total	-
Total Operating Expenses	**312**
Operating Income	**337**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	337
Income Tax Provisions	**89**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	7,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,916
Margin Deposits & Default Fund	-
Total Current Assets	**13,695**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**35**
Total Assets	**13,731**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	13,731
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**13,731**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,731**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,731**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	11,305
Other Revenues	-
Total Revenues	**11,305**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**11,305**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	655
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	**653**
Operating Income	**10,652**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,652
Income Tax Provisions	**2,805**
Net Income	**7,847**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,847**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	319
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**319**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,524
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,789**
Total Assets	**4,108**
LIABILITIES	
Total AP and Accrued Expenses	137
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**137**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**856**
Total Liabilities	**993**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(198)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,116**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,116**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,108**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	213
Professional and Contract Services	-
Computer Ops and Data Communication	12
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**226**
Operating Income	**(226)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(226)
Income Tax Provisions	**-**
Net Income	**(226)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(226)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	226
Margin Deposits & Default Fund	-
Total Current Assets	**226**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(5)
Current Liabilities	**(5)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(244)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(244)**
Total Liabilities	**(249)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,146)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**475**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**475**
Total Liabilities Non Controlling Interest and Stockholders Equity	**226**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**485**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Right of use asset	-
Total Long Term Assets	**8,655**
Total Assets	**9,140**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(2,509)
Current Liabilities	**(2,509)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	483
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**483**
Total Liabilities	**(2,026)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,808
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,166**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,166**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,140**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	11,337
Investments	-
Total Receivables - Net	716
Current restricted Cash and Cash equivalents	1,184
Other Current Assets	224
Margin Deposits & Default Fund	-
Total Current Assets	**13,461**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**13,659**
LIABILITIES	
Total AP and Accrued Expenses	218
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,506
Current Liabilities	**1,724**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,724**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	11,435
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,935**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,935**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,659**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	8,208
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**8,208**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,208**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,345
Computer Ops and Data Communication	38
Occupancy	-
Regulatory	39
General Administrative and Other	380
Merger Related Expenses Total	-
Total Operating Expenses	**1,803**
Operating Income	**6,405**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	6,405
Income Tax Provisions	-
Net Income	**6,405**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6,405**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,514
Investments	-
Total Receivables - Net	4,515
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,132
Margin Deposits & Default Fund	-
Total Current Assets	**10,161**
Long Term Assets:	
Total Property and Equipment - Net	2,471
Goodwill	135,483
Other Intangibles	18,225
Non Current Deferred Taxes	3,845
Other Long Term Assets	18
Right of use asset	1,135
Total Long Term Assets	**161,178**
Total Assets	**171,338**
LIABILITIES	
Total AP and Accrued Expenses	564
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,351
Deferred Revenue	4,512
Lease liability - current	426
Other Accrued Liabilities	6,745
Current Liabilities	**14,597**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,129
Non-current deferred revenue	87
Lease liability - non current	1,076
All Other Long Term Liabilities	625
Long Term Liabilities	**7,917**
Total Liabilities	**22,515**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(9,365)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**148,823**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**148,823**
Total Liabilities Non Controlling Interest and Stockholders Equity	**171,338**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	9,608
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**9,608**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,608**
Operating Expenses:	
Compensation and Benefits	12,970
Marketing and Advertising	43
Depr and Amortization	4,589
Professional and Contract Services	1,162
Computer Ops and Data Communication	2,664
Occupancy	400
Regulatory	-
General Administrative and Other	215
Merger Related Expenses Total	275
Total Operating Expenses	**22,318**
Operating Income	**(12,709)**
Total Interest Income	1
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(12,713)
Income Tax Provisions	**(3,348)**
Net Income	**(9,365)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9,365)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	457
Investments	-
Total Receivables - Net	34,252
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,641
Margin Deposits & Default Fund	-
Total Current Assets	**49,350**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	27,532
Non Current Deferred Taxes	9
Other Long Term Assets	605
Right of use asset	1,374
Total Long Term Assets	**33,319**
Total Assets	**82,669**
LIABILITIES	
Total AP and Accrued Expenses	16,196
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	87
Lease liability - current	380
Other Accrued Liabilities	(29)
Current Liabilities	**16,633**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	1,109
All Other Long Term Liabilities	-
Long Term Liabilities	**10,380**
Total Liabilities	**27,014**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	257
Total Retained Earnings	3,328
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**55,655**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,655**
Total Liabilities Non Controlling Interest and Stockholders Equity	**82,669**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	1,551
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,551**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,551**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	2,330
Professional and Contract Services	-
Computer Ops and Data Communication	53
Occupancy	414
Regulatory	-
General Administrative and Other	156
Merger Related Expenses Total	-
Total Operating Expenses	**2,953**
Operating Income	**(1,402)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(4)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1,407)
Income Tax Provisions	**(3)**
Net Income	**(1,403)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,403)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(15)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(15)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	254
Investments	-
Total Receivables - Net	283
Current restricted Cash and Cash equivalents	-
Other Current Assets	729
Margin Deposits & Default Fund	-
Total Current Assets	**1,266**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	2,048
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,208**
Total Assets	**13,474**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	8
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Liabilities	**(9)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	580
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**580**
Total Liabilities	**571**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	779
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,903**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,903**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,580
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,580**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,580**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	3
Depr and Amortization	361
Professional and Contract Services	6
Computer Ops and Data Communication	20
Occupancy	2
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Total Operating Expenses	**388**
Operating Income	**1,192**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,192
Income Tax Provisions	**306**
Net Income	**886**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**886**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	620
Investments	-
Total Receivables - Net	5
Current restricted Cash and Cash equivalents	-
Other Current Assets	404
Margin Deposits & Default Fund	-
Total Current Assets	**1,030**
Long Term Assets:	
Total Property and Equipment - Net	3,466
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	9,408
Right of use asset	-
Total Long Term Assets	**12,968**
Total Assets	**13,997**
LIABILITIES	
Total AP and Accrued Expenses	445
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,457
Deferred Revenue	4
Lease liability - current	-
Other Accrued Liabilities	40,857
Current Liabilities	**43,763**
Total Long Term Debt	-
Non Current Deferred Tax Liability	774
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**774**
Total Liabilities	**44,538**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(53,289)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(30,540)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(30,540)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,997**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	38
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,373
Total Revenues	**1,411**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,411**
Operating Expenses:	
Compensation and Benefits	6,453
Marketing and Advertising	95
Depr and Amortization	544
Professional and Contract Services	198
Computer Ops and Data Communication	622
Occupancy	1,198
Regulatory	-
General Administrative and Other	702
Merger Related Expenses Total	327
Total Operating Expenses	**10,140**
Operating Income	**(8,729)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(8,729)
Income Tax Provisions	**(2)**
Net Income	**(8,727)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,727)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)

(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**1**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	74,529
Margin Deposits & Default Fund	-
Total Current Assets	**152,341**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Right of use asset	-
Total Long Term Assets	**937,459**
Total Assets	**1,089,800**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,510
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	12,092
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,081,981**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,081,981**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,089,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,596
Total Revenues	**3,596**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,596**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**3,596**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,596
Income Tax Provisions	**947**
Net Income	**2,649**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,649**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA, Inc.
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,247
Investments	-
Total Receivables - Net	74
Current restricted Cash and Cash equivalents	913
Other Current Assets	403
Margin Deposits & Default Fund	-
Total Current Assets	**2,637**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**26**
Total Assets	**2,663**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	109
Deferred Revenue	28
Lease liability - current	-
Other Accrued Liabilities	69
Current Liabilities	**239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	60
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**74**
Total Liabilities	**314**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(700)
Total Retained Earnings	(561)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,392**
Non Controlling Interest	(43)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,349**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,663**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	573
Corporate Platforms	468
Investment Intelligence	77
Market Technology Revenues	-
Other Revenues	701
Total Revenues	**1,819**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,819**
Operating Expenses:	
Compensation and Benefits	399
Marketing and Advertising	30
Depr and Amortization	-
Professional and Contract Services	74
Computer Ops and Data Communication	113
Occupancy	61
Regulatory	22
General Administrative and Other	157
Merger Related Expenses Total	-
Total Operating Expenses	**857**
Operating Income	**962**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	962
Income Tax Provisions	**152**
Net Income	**810**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**810**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	180
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(35)
Margin Deposits & Default Fund	-
Total Current Assets	**145**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**145**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Liabilities	**(10)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(10)**
EQUITY	
Common Stock Total-W/IC	31
Common Stock in Treasury Total	-
Additional Paid in Capital	120
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	6
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**154**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**154**
Total Liabilities Non Controlling Interest and Stockholders Equity	**145**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	8
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**8**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**8**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**7**
Operating Income	**1**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	0
Income Tax Provisions	-
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	295
Current restricted Cash and Cash equivalents	-
Other Current Assets	(476)
Margin Deposits & Default Fund	-
Total Current Assets	**75**
Long Term Assets:	
Total Property and Equipment - Net	912
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	96
Total Long Term Assets	**1,011**
Total Assets	**1,086**
LIABILITIES	
Total AP and Accrued Expenses	47
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	80
Deferred Revenue	6
Lease liability - current	31
Other Accrued Liabilities	21
Current Liabilities	**185**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	66
All Other Long Term Liabilities	-
Long Term Liabilities	**66**
Total Liabilities	**251**
EQUITY	
Common Stock Total-W/IC	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	36
Total Retained Earnings	156
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**834**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**834**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	1,364
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	36
Total Revenues	**1,401**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,401**
Operating Expenses:	
Compensation and Benefits	362
Marketing and Advertising	0
Depr and Amortization	122
Professional and Contract Services	174
Computer Ops and Data Communication	508
Occupancy	43
Regulatory	9
General Administrative and Other	148
Merger Related Expenses Total	-
Total Operating Expenses	**1,366**
Operating Income	**35**
Total Interest Income	0
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	31
Income Tax Provisions	**-**
Net Income	**31**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**31**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	226
Margin Deposits & Default Fund	-
Total Current Assets	**226**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(7)
Total Retained Earnings	206
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226**
Total Liabilities Non Controlling Interest and Stockholders Equity	**226**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	(22)
Total Revenues	**(22)**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**(22)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(21)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**(20)**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(1)
Income Tax Provisions	**-**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinetics AB
(in thousands, unaudited)

Notes: Entity merged in 09/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	9,446
Total Revenues	**9,446**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,446**
Operating Expenses:	
Compensation and Benefits	6,412
Marketing and Advertising	17
Depr and Amortization	-
Professional and Contract Services	473
Computer Ops and Data Communication	421
Occupancy	637
Regulatory	-
General Administrative and Other	100
Merger Related Expenses Total	227
Total Operating Expenses	**8,286**
Operating Income	**1,160**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,160
Income Tax Provisions	**236**
Net Income	**924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,403
Investments	-
Total Receivables - Net	23,652
Current restricted Cash and Cash equivalents	-
Other Current Assets	59,934
Margin Deposits & Default Fund	-
Total Current Assets	**84,989**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	86,877
Other Intangibles	64,649
Non Current Deferred Taxes	12
Other Long Term Assets	44,137
Right of use asset	-
Total Long Term Assets	**195,684**
Total Assets	**280,673**
LIABILITIES	
Total AP and Accrued Expenses	31,209
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	137
Deferred Revenue	11,342
Lease liability - current	-
Other Accrued Liabilities	(2,557)
Current Liabilities	**40,131**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,835
Non-current deferred revenue	645
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**14,479**
Total Liabilities	**54,610**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	14,599
Total Retained Earnings	(3,145)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226,063**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226,063**
Total Liabilities Non Controlling Interest and Stockholders Equity	**280,673**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	37,988
Other Revenues	156
Total Revenues	**38,144**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**38,144**
Operating Expenses:	
Compensation and Benefits	344
Marketing and Advertising	1
Depr and Amortization	5,609
Professional and Contract Services	2,394
Computer Ops and Data Communication	10,682
Occupancy	84
Regulatory	-
General Administrative and Other	12,823
Merger Related Expenses Total	387
Total Operating Expenses	**32,324**
Operating Income	**5,820**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(11,951)
Income from Unconsolidated Investees - net	(847)
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6,978)
Income Tax Provisions	**(4,129)**
Net Income	**(2,849)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,849)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	4,929
Total Revenues	**4,929**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**4,929**
Operating Expenses:	
Compensation and Benefits	3,184
Marketing and Advertising	2
Depr and Amortization	20
Professional and Contract Services	424
Computer Ops and Data Communication	275
Occupancy	356
Regulatory	-
General Administrative and Other	91
Merger Related Expenses Total	10
Total Operating Expenses	**4,362**
Operating Income	**566**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	566
Income Tax Provisions	**114**
Net Income	**453**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**453**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	81,064
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	33,966
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**115,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2)
Income Tax Provisions	**-**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	9,118
Investments	-
Total Receivables - Net	5,875
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,104
Margin Deposits & Default Fund	-
Total Current Assets	**17,097**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	8,267
Other Intangibles	37,652
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	18
Total Long Term Assets	**45,940**
Total Assets	**63,037**
LIABILITIES	
Total AP and Accrued Expenses	9,160
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	657
Deferred Revenue	12,280
Lease liability - current	19
Other Accrued Liabilities	(48)
Current Liabilities	**22,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,652
Non-current deferred revenue	156
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,808**
Total Liabilities	**28,875**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	735
Total Retained Earnings	(10,498)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,163**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,163**
Total Liabilities Non Controlling Interest and Stockholders Equity	**63,037**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	16,278
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**16,278**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**16,278**
Operating Expenses:	
Compensation and Benefits	6,667
Marketing and Advertising	486
Depr and Amortization	3,008
Professional and Contract Services	41
Computer Ops and Data Communication	46
Occupancy	863
Regulatory	-
General Administrative and Other	7,501
Merger Related Expenses Total	-
Total Operating Expenses	**18,613**
Operating Income	**(2,335)**
Total Interest Income	26
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(8)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,317)
Income Tax Provisions	**(412)**
Net Income	**(1,905)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,905)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	4,924
Investments	-
Total Receivables - Net	4,887
Current restricted Cash and Cash equivalents	-
Other Current Assets	134
Margin Deposits & Default Fund	-
Total Current Assets	**9,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,593
Other Intangibles	4,189
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5,782**
Total Assets	**15,726**
LIABILITIES	
Total AP and Accrued Expenses	7,760
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	69
Deferred Revenue	1,678
Lease liability - current	-
Other Accrued Liabilities	79
Current Liabilities	**9,586**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,257
Non-current deferred revenue	82
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,338**
Total Liabilities	**10,924**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(11)
Total Retained Earnings	(1,527)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,803**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,803**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,726**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	1,779
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,779**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,779**
Operating Expenses:	
Compensation and Benefits	630
Marketing and Advertising	(1)
Depr and Amortization	318
Professional and Contract Services	35
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	-
General Administrative and Other	1,098
Merger Related Expenses Total	-
Total Operating Expenses	**2,080**
Operating Income	**(301)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(301)
Income Tax Provisions	**(68)**
Net Income	**(233)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(233)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	11,394
Current restricted Cash and Cash equivalents	-
Other Current Assets	344
Margin Deposits & Default Fund	-
Total Current Assets	**11,738**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,409
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,409**
Total Assets	**13,147**
LIABILITIES	
Total AP and Accrued Expenses	11,396
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	115
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(85)
Current Liabilities	**11,426**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**11,426**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	1,729
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,721**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,147**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,171
Total Revenues	**1,171**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,171**
Operating Expenses:	
Compensation and Benefits	1,007
Marketing and Advertising	27
Depr and Amortization	-
Professional and Contract Services	21
Computer Ops and Data Communication	2
Occupancy	-
Regulatory	-
General Administrative and Other	54
Merger Related Expenses Total	-
Total Operating Expenses	**1,112**
Operating Income	**59**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	59
Income Tax Provisions	**0**
Net Income	**59**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**59**

Nasdaq, Inc.
Unconsolidated Balance Sheet -HXSquare
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (23.39% owned, directly or indirectly, by Nasdaq, Inc)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	190
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(706)
Margin Deposits & Default Fund	-
Total Current Assets	**(516)**
Long Term Assets:	
Total Property and Equipment - Net	408
Goodwill	1,885
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,293**
Total Assets	**1,778**
LIABILITIES	
Total AP and Accrued Expenses	58
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	95
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(6)
Current Liabilities	**147**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	191
Long Term Liabilities	**191**
Total Liabilities	**337**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(163)
Total Retained Earnings	(1,139)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,440**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,440**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,778**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,021
Total Revenues	**1,021**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,021**
Operating Expenses:	
Compensation and Benefits	611
Marketing and Advertising	-
Depr and Amortization	119
Professional and Contract Services	171
Computer Ops and Data Communication	0
Occupancy	69
Regulatory	-
General Administrative and Other	42
Merger Related Expenses Total	-
Total Operating Expenses	**1,012**
Operating Income	**10**
Total Interest Income	-
Total Interest Expense	(13)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(3)
Income Tax Provisions	-
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium AB
(in thousands, unaudited)

Notes: Entity merged in 09/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium Ltd
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned, 40% owned throughout 2020 (0% owned, as of December 31, 2020)

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	890
Investments	-
Total Receivables - Net	704
Current restricted Cash and Cash equivalents	-
Other Current Assets	15
Margin Deposits & Default Fund	-
Total Current Assets	**1,609**
Long Term Assets:	
Total Property and Equipment - Net	127
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	53
Total Long Term Assets	**180**
Total Assets	**1,788**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	178
Deferred Revenue	-
Lease liability - current	53
Other Accrued Liabilities	-
Current Liabilities	**232**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**232**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	73
Total Retained Earnings	1,296
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,556**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,556**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,519
Total Revenues	**2,519**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,519**
Operating Expenses:	
Compensation and Benefits	1,030
Marketing and Advertising	-
Depr and Amortization	65
Professional and Contract Services	527
Computer Ops and Data Communication	0
Occupancy	88
Regulatory	-
General Administrative and Other	(87)
Merger Related Expenses Total	-
Total Operating Expenses	**1,623**
Operating Income	**896**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	896
Income Tax Provisions	**88**
Net Income	**808**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**808**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,492
Investments	-
Total Receivables - Net	3,369
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,030)
Margin Deposits & Default Fund	-
Total Current Assets	**1,832**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,832**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(224)
Current Liabilities	**(224)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(224)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	371
Total Retained Earnings	162
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,056**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,056**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,832**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	3,839
Other Revenues	(0)
Total Revenues	**3,839**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,839**
Operating Expenses:	
Compensation and Benefits	26
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	3,776
Computer Ops and Data Communication	-
Occupancy	3
Regulatory	-
General Administrative and Other	31
Merger Related Expenses Total	-
Total Operating Expenses	**3,836**
Operating Income	**2**
Total Interest Income	-
Total Interest Expense	(24)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(22)
Income Tax Provisions	**187**
Net Income	**(209)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(209)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	428
Other Revenues	94
Total Revenues	**521**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**521**
Operating Expenses:	
Compensation and Benefits	663
Marketing and Advertising	0
Depr and Amortization	46
Professional and Contract Services	174
Computer Ops and Data Communication	59
Occupancy	164
Regulatory	-
General Administrative and Other	50
Merger Related Expenses Total	330
Total Operating Expenses	**1,487**
Operating Income	**(966)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(966)
Income Tax Provisions	**0**
Net Income	**(966)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(966)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	76
Current restricted Cash and Cash equivalents	-
Other Current Assets	145
Margin Deposits & Default Fund	-
Total Current Assets	**222**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,509
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,509**
Total Assets	**1,731**
LIABILITIES	
Total AP and Accrued Expenses	(75)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**(75)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(75)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,426
Accumulated Other Comprehensive Income/(Loss)	165
Total Retained Earnings	215
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,806**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,806**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,731**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	4
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(8)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(8)
Merger Related Expenses Total	-
Total Operating Expenses	**(11)**
Operating Income	**11**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	11
Income Tax Provisions	**-**
Net Income	**11**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**11**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	740
Investments	-
Total Receivables - Net	1,985
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,931
Margin Deposits & Default Fund	-
Total Current Assets	**4,656**
Long Term Assets:	
Total Property and Equipment - Net	143
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	388
Total Long Term Assets	**532**
Total Assets	**5,188**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	624
Deferred Revenue	1,869
Lease liability - current	254
Other Accrued Liabilities	382
Current Liabilities	**3,161**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	136
All Other Long Term Liabilities	-
Long Term Liabilities	**136**
Total Liabilities	**3,297**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	70
Total Retained Earnings	808
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,890**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,890**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,188**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	6,935
Other Revenues	875
Total Revenues	**7,810**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**7,810**
Operating Expenses:	
Compensation and Benefits	2,183
Marketing and Advertising	4
Depr and Amortization	28
Professional and Contract Services	4,263
Computer Ops and Data Communication	40
Occupancy	269
Regulatory	-
General Administrative and Other	120
Merger Related Expenses Total	-
Total Operating Expenses	**6,907**
Operating Income	**903**
Total Interest Income	2
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	900
Income Tax Provisions	**94**
Net Income	**806**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**806**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(2,819)
Investments	-
Total Receivables - Net	12,282
Current restricted Cash and Cash equivalents	-
Other Current Assets	(548,800)
Margin Deposits & Default Fund	-
Total Current Assets	**(539,337)**
Long Term Assets:	
Total Property and Equipment - Net	3,695
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	355
Other Long Term Assets	(3,202,710)
Right of use asset	26,360
Total Long Term Assets	**(3,172,300)**
Total Assets	**(3,711,637)**
LIABILITIES	
Total AP and Accrued Expenses	471
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,495
Deferred Revenue	-
Lease liability - current	6,160
Other Accrued Liabilities	447,465
Current Liabilities	**456,589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	20,200
All Other Long Term Liabilities	1,723
Long Term Liabilities	**21,923**
Total Liabilities	**478,512**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	309,481
Total Retained Earnings	(309,743)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(4,190,149)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,190,149)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,711,637)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	10,286
Total Revenues	**10,286**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**10,286**
Operating Expenses:	
Compensation and Benefits	6,164
Marketing and Advertising	5
Depr and Amortization	579
Professional and Contract Services	2,389
Computer Ops and Data Communication	142
Occupancy	6
Regulatory	-
General Administrative and Other	2,473
Merger Related Expenses Total	-
Total Operating Expenses	**11,758**
Operating Income	**(1,472)**
Total Interest Income	0
Total Interest Expense	(7,558)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	11,371
Income from Unconsolidated Investees - net	(424)
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,917
Income Tax Provisions	**26**
Net Income	**1,891**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,891**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**17**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	46,289
Other Intangibles	5,753
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Right of use asset	-
Total Long Term Assets	**57,484**
Total Assets	**57,501**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,726
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,726**
Total Liabilities	**1,726**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(8,005)
Total Retained Earnings	(13,966)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**55,775**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,775**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,501**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	737
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**737**
Operating Income	**(737)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(737)
Income Tax Provisions	**(223)**
Net Income	**(514)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(514)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,487
Investments	-
Total Receivables - Net	105
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,564
Margin Deposits & Default Fund	-
Total Current Assets	**3,156**
Long Term Assets:	
Total Property and Equipment - Net	803
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	4,685
Total Long Term Assets	**5,488**
Total Assets	**8,645**
LIABILITIES	
Total AP and Accrued Expenses	1,263
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	833
Deferred Revenue	-
Lease liability - current	872
Other Accrued Liabilities	(51)
Current Liabilities	**2,916**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	3,812
All Other Long Term Liabilities	192
Long Term Liabilities	**4,005**
Total Liabilities	**6,921**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/(Loss)	(36)
Total Retained Earnings	(2,057)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,724**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,724**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,645**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,675
Total Revenues	**6,675**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**6,675**
Operating Expenses:	
Compensation and Benefits	5,365
Marketing and Advertising	0
Depr and Amortization	314
Professional and Contract Services	197
Computer Ops and Data Communication	135
Occupancy	(41)
Regulatory	-
General Administrative and Other	276
Merger Related Expenses Total	-
Total Operating Expenses	**6,247**
Operating Income	**428**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	429
Income Tax Provisions	**(404)**
Net Income	**833**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**833**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	6,383
Investments	146,284
Total Receivables - Net	7,021
Current restricted Cash and Cash equivalents	-
Other Current Assets	87,291
Margin Deposits & Default Fund	3,942,487
Total Current Assets	**4,189,467**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	658,648
Right of use asset	-
Total Long Term Assets	**658,682**
Total Assets	**4,848,149**
LIABILITIES	
Total AP and Accrued Expenses	12,402
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,956
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3,937,678
Current Liabilities	**3,952,037**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	15
Long Term Liabilities	**15**
Total Liabilities	**3,952,051**
EQUITY	
Common Stock Total-W/IC	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	191,939
Total Retained Earnings	(436,824)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**896,098**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**896,098**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,848,149**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	42,984
Corporate Platforms	-
Investment Intelligence	487
Market Technology Revenues	5,200
Other Revenues	553
Total Revenues	**49,224**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**49,224**
Operating Expenses:	
Compensation and Benefits	6,716
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	3,436
Computer Ops and Data Communication	17,958
Occupancy	452
Regulatory	(60)
General Administrative and Other	(701)
Merger Related Expenses Total	274
Total Operating Expenses	**28,076**
Operating Income	**21,147**
Total Interest Income	(468)
Total Interest Expense	(269)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	159
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	20,569
Income Tax Provisions	**6,732**
Net Income	**13,837**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**13,837**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	332
Investments	-
Total Receivables - Net	6,915
Current restricted Cash and Cash equivalents	5,593
Other Current Assets	52,891
Margin Deposits & Default Fund	-
Total Current Assets	**65,731**
Long Term Assets:	
Total Property and Equipment - Net	160
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	822
Other Long Term Assets	158
Right of use asset	-
Total Long Term Assets	**1,139**
Total Assets	**66,870**
LIABILITIES	
Total AP and Accrued Expenses	347
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,194
Deferred Revenue	836
Lease liability - current	-
Other Accrued Liabilities	5,578
Current Liabilities	**9,955**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,891
Lease liability - non current	-
All Other Long Term Liabilities	8,485
Long Term Liabilities	**11,376**
Total Liabilities	**21,330**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(3,337)
Total Retained Earnings	(3,252)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**45,540**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**45,540**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,870**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	24,928
Corporate Platforms	13,081
Investment Intelligence	17,111
Market Technology Revenues	-
Other Revenues	2,483
Total Revenues	**57,602**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**57,602**
Operating Expenses:	
Compensation and Benefits	7,360
Marketing and Advertising	35
Depr and Amortization	57
Professional and Contract Services	2,135
Computer Ops and Data Communication	4,668
Occupancy	704
Regulatory	1,027
General Administrative and Other	1,072
Merger Related Expenses Total	9
Total Operating Expenses	**17,067**
Operating Income	**40,534**
Total Interest Income	23
Total Interest Expense	(44)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	40,514
Income Tax Provisions	**8,916**
Net Income	**31,599**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**31,599**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	13,676
Investments	-
Total Receivables - Net	1,846
Current restricted Cash and Cash equivalents	-
Other Current Assets	308
Margin Deposits & Default Fund	-
Total Current Assets	**15,830**
Long Term Assets:	
Total Property and Equipment - Net	2,155
Goodwill	744
Other Intangibles	-
Non Current Deferred Taxes	1,079
Other Long Term Assets	1,179
Right of use asset	634
Total Long Term Assets	**5,791**
Total Assets	**21,621**
LIABILITIES	
Total AP and Accrued Expenses	323
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,792
Deferred Revenue	-
Lease liability - current	864
Other Accrued Liabilities	(2,224)
Current Liabilities	**1,755**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	216
Long Term Liabilities	**216**
Total Liabilities	**1,971**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(2,680)
Total Retained Earnings	10,709
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19,650**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19,650**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,621**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	19,037
Total Revenues	**19,037**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**19,037**
Operating Expenses:	
Compensation and Benefits	8,849
Marketing and Advertising	5
Depr and Amortization	1,292
Professional and Contract Services	4,536
Computer Ops and Data Communication	655
Occupancy	1,195
Regulatory	-
General Administrative and Other	782
Merger Related Expenses Total	12
Total Operating Expenses	**17,325**
Operating Income	**1,711**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,711
Income Tax Provisions	**988**
Net Income	**723**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**723**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,260
Investments	-
Total Receivables - Net	3,676
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,978
Margin Deposits & Default Fund	-
Total Current Assets	**30,914**
Long Term Assets:	
Total Property and Equipment - Net	10,895
Goodwill	69,527
Other Intangibles	3,069
Non Current Deferred Taxes	33
Other Long Term Assets	416
Right of use asset	12,842
Total Long Term Assets	**96,781**
Total Assets	**127,695**
LIABILITIES	
Total AP and Accrued Expenses	1,674
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,005
Deferred Revenue	4,332
Lease liability - current	(519)
Other Accrued Liabilities	283
Current Liabilities	**6,774**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,373
Non-current deferred revenue	-
Lease liability - non current	14,902
All Other Long Term Liabilities	-
Long Term Liabilities	**20,275**
Total Liabilities	**27,049**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(14,940)
Total Retained Earnings	(21,106)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**100,646**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**100,646**
Total Liabilities Non Controlling Interest and Stockholders Equity	**127,695**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	35,089
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,680
Total Revenues	**41,769**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**41,769**
Operating Expenses:	
Compensation and Benefits	5,685
Marketing and Advertising	295
Depr and Amortization	3,304
Professional and Contract Services	5,218
Computer Ops and Data Communication	14,349
Occupancy	1,470
Regulatory	-
General Administrative and Other	1,116
Merger Related Expenses Total	264
Total Operating Expenses	**31,702**
Operating Income	**10,066**
Total Interest Income	36
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,102
Income Tax Provisions	**1,300**
Net Income	**8,803**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8,803**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,633
Investments	3,598
Total Receivables - Net	237
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,738
Margin Deposits & Default Fund	-
Total Current Assets	**18,207**
Long Term Assets:	
Total Property and Equipment - Net	39
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,303
Right of use asset	98
Total Long Term Assets	**7,444**
Total Assets	**25,651**
LIABILITIES	
Total AP and Accrued Expenses	7,860
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	172
Deferred Revenue	13
Lease liability - current	55
Other Accrued Liabilities	42
Current Liabilities	**8,143**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	43
All Other Long Term Liabilities	-
Long Term Liabilities	**43**
Total Liabilities	**8,185**
EQUITY	
Common Stock Total-W/IC	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	5,287
Total Retained Earnings	5,884
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,465**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,465**
Total Liabilities Non Controlling Interest and Stockholders Equity	**25,651**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,515
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,729
Total Revenues	**4,245**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**4,245**
Operating Expenses:	
Compensation and Benefits	770
Marketing and Advertising	9
Depr and Amortization	9
Professional and Contract Services	1,579
Computer Ops and Data Communication	806
Occupancy	110
Regulatory	207
General Administrative and Other	638
Merger Related Expenses Total	-
Total Operating Expenses	**4,126**
Operating Income	**119**
Total Interest Income	(22)
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(17)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	80
Income Tax Provisions	**63**
Net Income	**16**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**16**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	14,798
Investments	-
Total Receivables - Net	4,685
Current restricted Cash and Cash equivalents	-
Other Current Assets	166
Margin Deposits & Default Fund	-
Total Current Assets	**19,649**
Long Term Assets:	
Total Property and Equipment - Net	1,247
Goodwill	58,769
Other Intangibles	59,278
Non Current Deferred Taxes	(233)
Other Long Term Assets	-
Right of use asset	504
Total Long Term Assets	**119,565**
Total Assets	**139,213**
LIABILITIES	
Total AP and Accrued Expenses	1,315
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	653
Deferred Revenue	-
Lease liability - current	256
Other Accrued Liabilities	(678)
Current Liabilities	**1,546**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,764
Non-current deferred revenue	-
Lease liability - non current	247
All Other Long Term Liabilities	0
Long Term Liabilities	**16,012**
Total Liabilities	**17,558**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	11,056
Total Retained Earnings	(4,424)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**121,656**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**121,656**
Total Liabilities Non Controlling Interest and Stockholders Equity	**139,213**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	15,211
Corporate Platforms	-
Investment Intelligence	7,542
Market Technology Revenues	-
Other Revenues	41
Total Revenues	**22,794**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(14)**
Total Cost of Revenues	**(14)**
Revenues less Cost of Revenues	**22,780**
Operating Expenses:	
Compensation and Benefits	2,040
Marketing and Advertising	4
Depr and Amortization	5,342
Professional and Contract Services	3,605
Computer Ops and Data Communication	686
Occupancy	372
Regulatory	122
General Administrative and Other	348
Merger Related Expenses Total	-
Total Operating Expenses	**12,520**
Operating Income	**10,260**
Total Interest Income	76
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	10,337
Income Tax Provisions	**2,764**
Net Income	**7,573**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**7,573**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(558)
Investments	-
Total Receivables - Net	11,618
Current restricted Cash and Cash equivalents	-
Other Current Assets	(11,714)
Margin Deposits & Default Fund	-
Total Current Assets	**(654)**
Long Term Assets:	
Total Property and Equipment - Net	13,186
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**13,186**
Total Assets	**12,532**
LIABILITIES	
Total AP and Accrued Expenses	500
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,330
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	468
Current Liabilities	**5,298**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,298**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,200)
Total Retained Earnings	8,292
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,234**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,234**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	32
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	36,812
Other Revenues	4,518
Total Revenues	**41,362**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**41,362**
Operating Expenses:	
Compensation and Benefits	9,274
Marketing and Advertising	2
Depr and Amortization	5,380
Professional and Contract Services	4,805
Computer Ops and Data Communication	22,737
Occupancy	1,150
Regulatory	-
General Administrative and Other	(401)
Merger Related Expenses Total	-
Total Operating Expenses	**42,948**
Operating Income	**(1,586)**
Total Interest Income	(7)
Total Interest Expense	(161)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	1,676
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(77)
Income Tax Provisions	**11**
Net Income	**(88)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(88)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	552
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	457
Margin Deposits & Default Fund	-
Total Current Assets	**1,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	393
Other Long Term Assets	22
Right of use asset	-
Total Long Term Assets	**416**
Total Assets	**1,425**
LIABILITIES	
Total AP and Accrued Expenses	38
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	296
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	116
Current Liabilities	**450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,917
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,917**
Total Liabilities	**2,367**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(313)
Total Retained Earnings	(629)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(942)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(942)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,425**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,082
Total Revenues	**1,082**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,082**
Operating Expenses:	
Compensation and Benefits	1,287
Marketing and Advertising	0
Depr and Amortization	-
Professional and Contract Services	56
Computer Ops and Data Communication	5
Occupancy	104
Regulatory	-
General Administrative and Other	67
Merger Related Expenses Total	(92)
Total Operating Expenses	**1,427**
Operating Income	**(345)**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(345)
Income Tax Provisions	**20**
Net Income	**(365)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(365)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	398
Investments	-
Total Receivables - Net	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,173
Margin Deposits & Default Fund	-
Total Current Assets	**2,571**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**23**
Total Assets	**2,594**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	290
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(26)
Current Liabilities	**298**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	655
Long Term Liabilities	**655**
Total Liabilities	**953**
EQUITY	
Common Stock Total-W/IC	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	85
Total Retained Earnings	1,241
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,641**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,641**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,594**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,752
Total Revenues	**1,752**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,752**
Operating Expenses:	
Compensation and Benefits	1,396
Marketing and Advertising	0
Depr and Amortization	(9)
Professional and Contract Services	8
Computer Ops and Data Communication	12
Occupancy	85
Regulatory	-
General Administrative and Other	145
Merger Related Expenses Total	-
Total Operating Expenses	**1,637**
Operating Income	**115**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	115
Income Tax Provisions	**48**
Net Income	**66**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**66**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	689
Investments	-
Total Receivables - Net	4,094
Current restricted Cash and Cash equivalents	5,602
Other Current Assets	48,621
Margin Deposits & Default Fund	-
Total Current Assets	**59,006**
Long Term Assets:	
Total Property and Equipment - Net	89
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	34
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,711**
Total Assets	**67,717**
LIABILITIES	
Total AP and Accrued Expenses	205
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,437
Deferred Revenue	946
Lease liability - current	-
Other Accrued Liabilities	10,916
Current Liabilities	**13,503**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,488
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,488**
Total Liabilities	**14,991**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(9,320)
Total Retained Earnings	69,793
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,580**
Non Controlling Interest	146
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,726**
Total Liabilities Non Controlling Interest and Stockholders Equity	**67,717**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	20,085
Corporate Platforms	6,966
Investment Intelligence	11,063
Market Technology Revenues	-
Other Revenues	479
Total Revenues	**38,593**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**38,593**
Operating Expenses:	
Compensation and Benefits	3,584
Marketing and Advertising	28
Depr and Amortization	46
Professional and Contract Services	3,111
Computer Ops and Data Communication	3,542
Occupancy	434
Regulatory	451
General Administrative and Other	532
Merger Related Expenses Total	-
Total Operating Expenses	**11,728**
Operating Income	**26,865**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(18,800)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8,065
Income Tax Provisions	**5,621**
Net Income	**2,445**
Net (income) expense attributable to noncontrolling interests	(35)
Net Income attributable to Nasdaq, Inc.	**2,409**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(7,098)
Investments	-
Total Receivables - Net	3,089,474
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,784
Margin Deposits & Default Fund	-
Total Current Assets	**3,087,160**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	43
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,704)**
Total Assets	**(1,070,545)**
LIABILITIES	
Total AP and Accrued Expenses	17,183
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	439
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	57,000
Current Liabilities	**74,622**
Total Long Term Debt	-
Non Current Deferred Tax Liability	618
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**618**
Total Liabilities	**75,240**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,413,395
Total Retained Earnings	(414,073)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,145,785)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,145,785)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,070,545)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,503
Total Revenues	**3,503**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,503**
Operating Expenses:	
Compensation and Benefits	2,321
Marketing and Advertising	14
Depr and Amortization	-
Professional and Contract Services	275
Computer Ops and Data Communication	92
Occupancy	186
Regulatory	-
General Administrative and Other	325
Merger Related Expenses Total	-
Total Operating Expenses	**3,213**
Operating Income	**290**
Total Interest Income	42
Total Interest Expense	(149)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	183
Income Tax Provisions	**21**
Net Income	**162**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**162**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	86
Investments	-
Total Receivables - Net	33
Current restricted Cash and Cash equivalents	-
Other Current Assets	40,327
Margin Deposits & Default Fund	-
Total Current Assets	**40,446**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**92,575**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	148,598
Current Liabilities	**148,622**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**148,622**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	21,420
Total Retained Earnings	(11,422)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(56,048)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(56,048)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**92,575**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	26
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**28**
Operating Income	**(28)**
Total Interest Income	120
Total Interest Expense	(2,626)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(2,535)
Income Tax Provisions	**(566)**
Net Income	**(1,969)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,969)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	142
Investments	-
Total Receivables - Net	398
Current restricted Cash and Cash equivalents	-
Other Current Assets	230,402
Margin Deposits & Default Fund	-
Total Current Assets	**230,942**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,254,683**
LIABILITIES	
Total AP and Accrued Expenses	398
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(560)
Current Liabilities	**(161)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	4,187,364
Long Term Liabilities	**4,187,364**
Total Liabilities	**4,187,203**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	197,447
Total Retained Earnings	93,435
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**67,480**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**67,480**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,254,683**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	98
Computer Ops and Data Communication	-
Occupancy	16
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**116**
Operating Income	**(116)**
Total Interest Income	2,497
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,380
Income Tax Provisions	**457**
Net Income	**1,924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,722
Investments	2,702
Total Receivables - Net	475
Current restricted Cash and Cash equivalents	-
Other Current Assets	44
Margin Deposits & Default Fund	-
Total Current Assets	**5,942**
Long Term Assets:	
Total Property and Equipment - Net	106
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	25
Other Long Term Assets	-
Right of use asset	172
Total Long Term Assets	**303**
Total Assets	**6,245**
LIABILITIES	
Total AP and Accrued Expenses	95
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	801
Deferred Revenue	415
Lease liability - current	102
Other Accrued Liabilities	166
Current Liabilities	**1,578**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	773
Lease liability - non current	70
All Other Long Term Liabilities	-
Long Term Liabilities	**844**
Total Liabilities	**2,422**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,148)
Total Retained Earnings	(918)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,823**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,823**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	2,050
Corporate Platforms	1,629
Investment Intelligence	221
Market Technology Revenues	44
Other Revenues	598
Total Revenues	**4,542**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**4,542**
Operating Expenses:	
Compensation and Benefits	2,259
Marketing and Advertising	26
Depr and Amortization	24
Professional and Contract Services	407
Computer Ops and Data Communication	605
Occupancy	212
Regulatory	37
General Administrative and Other	191
Merger Related Expenses Total	-
Total Operating Expenses	**3,760**
Operating Income	**781**
Total Interest Income	82
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	21
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	885
Income Tax Provisions	**174**
Net Income	**711**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**711**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	140
Investments	-
Total Receivables - Net	106
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,708
Margin Deposits & Default Fund	-
Total Current Assets	**7,954**
Long Term Assets:	
Total Property and Equipment - Net	180
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**180**
Total Assets	**8,134**
LIABILITIES	
Total AP and Accrued Expenses	329
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,270
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	369
Current Liabilities	**2,968**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,968**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(1,751)
Total Retained Earnings	6,917
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,166**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,166**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,134**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	18,472
Total Revenues	**18,472**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**18,472**
Operating Expenses:	
Compensation and Benefits	14,208
Marketing and Advertising	118
Depr and Amortization	149
Professional and Contract Services	1,510
Computer Ops and Data Communication	374
Occupancy	1,114
Regulatory	-
General Administrative and Other	514
Merger Related Expenses Total	-
Total Operating Expenses	**17,988**
Operating Income	**484**
Total Interest Income	21
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	506
Income Tax Provisions	**80**
Net Income	**426**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**426**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,161
Investments	-
Total Receivables - Net	23
Current restricted Cash and Cash equivalents	-
Other Current Assets	(197)
Margin Deposits & Default Fund	-
Total Current Assets	**987**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**988**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	47
Deferred Revenue	202
Lease liability - current	-
Other Accrued Liabilities	132
Current Liabilities	**384**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**384**
EQUITY	
Common Stock Total-W/IC	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	528
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**604**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**604**
Total Liabilities Non Controlling Interest and Stockholders Equity	**988**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,109
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,109**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,109**
Operating Expenses:	
Compensation and Benefits	323
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	46
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**410**
Operating Income	**699**
Total Interest Income	0
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	695
Income Tax Provisions	**118**
Net Income	**577**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**577**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,479
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	23,548
Margin Deposits & Default Fund	-
Total Current Assets	**25,027**
Long Term Assets:	
Total Property and Equipment - Net	54
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	14
Other Long Term Assets	30,036
Right of use asset	1,649
Total Long Term Assets	**31,753**
Total Assets	**56,780**
LIABILITIES	
Total AP and Accrued Expenses	221
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,659
Deferred Revenue	-
Lease liability - current	1,179
Other Accrued Liabilities	(18)
Current Liabilities	**4,042**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	496
All Other Long Term Liabilities	-
Long Term Liabilities	**496**
Total Liabilities	**4,538**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	46,348
Accumulated Other Comprehensive Income/(Loss)	(8)
Total Retained Earnings	5,902
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,242**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,242**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,780**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	14,612
Total Revenues	**14,612**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**14,612**
Operating Expenses:	
Compensation and Benefits	10,394
Marketing and Advertising	925
Depr and Amortization	8
Professional and Contract Services	612
Computer Ops and Data Communication	44
Occupancy	1,495
Regulatory	-
General Administrative and Other	826
Merger Related Expenses Total	17
Total Operating Expenses	**14,321**
Operating Income	**292**
Total Interest Income	1,040
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,332
Income Tax Provisions	**3**
Net Income	**1,329**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,329**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	0
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,237
Margin Deposits & Default Fund	-
Total Current Assets	**4,237**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,237**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	(40)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(55)
Total Retained Earnings	(99,591)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,237**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,237**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,237**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	0
Income Tax Provisions	**-**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	885
Investments	-
Total Receivables - Net	13,105
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,067
Margin Deposits & Default Fund	-
Total Current Assets	**24,056**
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	1,530
Other Intangibles	-
Non Current Deferred Taxes	453
Other Long Term Assets	833,546
Right of use asset	-
Total Long Term Assets	**835,542**
Total Assets	**859,598**
LIABILITIES	
Total AP and Accrued Expenses	13,979
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	341
Deferred Revenue	3,540
Lease liability - current	-
Other Accrued Liabilities	1,631
Current Liabilities	**19,491**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**19,491**
EQUITY	
Common Stock Total-W/IC	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	41,239
Total Retained Earnings	(347,818)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**839,901**
Non Controlling Interest	206
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**840,107**
Total Liabilities Non Controlling Interest and Stockholders Equity	**859,598**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	163
Corporate Platforms	7,315
Investment Intelligence	0
Market Technology Revenues	-
Other Revenues	1,537
Total Revenues	**9,015**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**9,015**
Operating Expenses:	
Compensation and Benefits	1,304
Marketing and Advertising	4
Depr and Amortization	0
Professional and Contract Services	355
Computer Ops and Data Communication	149
Occupancy	213
Regulatory	13
General Administrative and Other	823
Merger Related Expenses Total	-
Total Operating Expenses	**2,860**
Operating Income	**6,155**
Total Interest Income	1
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	18,800
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	24,946
Income Tax Provisions	**1,237**
Net Income	**23,709**
Net (income) expense attributable to noncontrolling interests	(85)
Net Income attributable to Nasdaq, Inc.	**23,624**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	687
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,169
Margin Deposits & Default Fund	-
Total Current Assets	**12,856**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	221
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**221**
Total Assets	**13,077**
LIABILITIES	
Total AP and Accrued Expenses	92
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,195
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Liabilities	**1,286**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	11
Long Term Liabilities	**11**
Total Liabilities	**1,297**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,032)
Total Retained Earnings	(26,149)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,781**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,781**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,077**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6,033
Total Revenues	**6,033**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**6,033**
Operating Expenses:	
Compensation and Benefits	4,810
Marketing and Advertising	60
Depr and Amortization	-
Professional and Contract Services	161
Computer Ops and Data Communication	147
Occupancy	395
Regulatory	-
General Administrative and Other	264
Merger Related Expenses Total	3
Total Operating Expenses	**5,839**
Operating Income	**194**
Total Interest Income	21
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	215
Income Tax Provisions	-
Net Income	**215**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**215**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12,362
Investments	-
Total Receivables - Net	1,964
Current restricted Cash and Cash equivalents	1,216
Other Current Assets	238
Margin Deposits & Default Fund	-
Total Current Assets	**15,780**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	5,809
Other Intangibles	1,247
Non Current Deferred Taxes	12
Other Long Term Assets	32
Right of use asset	-
Total Long Term Assets	**7,157**
Total Assets	**22,937**
LIABILITIES	
Total AP and Accrued Expenses	1,497
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,494
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	1,287
Current Liabilities	**4,278**
Total Long Term Debt	-
Non Current Deferred Tax Liability	312
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	28
Long Term Liabilities	**340**
Total Liabilities	**4,618**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(6,565)
Total Retained Earnings	9,182
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,319**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,319**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,937**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	9,461
Corporate Platforms	-
Investment Intelligence	2,200
Market Technology Revenues	-
Other Revenues	490
Total Revenues	**12,151**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**12,207**
Operating Expenses:	
Compensation and Benefits	3,715
Marketing and Advertising	106
Depr and Amortization	8
Professional and Contract Services	1,487
Computer Ops and Data Communication	3,331
Occupancy	380
Regulatory	(12)
General Administrative and Other	106
Merger Related Expenses Total	-
Total Operating Expenses	**9,120**
Operating Income	**3,087**
Total Interest Income	39
Total Interest Expense	(20)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	3,106
Income Tax Provisions	**930**
Net Income	**2,176**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,176**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,688
Investments	-
Total Receivables - Net	318
Current restricted Cash and Cash equivalents	940
Other Current Assets	4,992
Margin Deposits & Default Fund	-
Total Current Assets	**7,937**
Long Term Assets:	
Total Property and Equipment - Net	1,105
Goodwill	10,008
Other Intangibles	541
Non Current Deferred Taxes	1,291
Other Long Term Assets	-
Right of use asset	827
Total Long Term Assets	**13,772**
Total Assets	**21,709**
LIABILITIES	
Total AP and Accrued Expenses	431
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,546
Deferred Revenue	314
Lease liability - current	735
Other Accrued Liabilities	734
Current Liabilities	**6,759**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(68)
Non-current deferred revenue	-
Lease liability - non current	145
All Other Long Term Liabilities	290
Long Term Liabilities	**367**
Total Liabilities	**7,126**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(1,783)
Total Retained Earnings	14,673
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,584**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,584**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,709**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	3,943
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	16,119
Total Revenues	**20,062**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**20,062**
Operating Expenses:	
Compensation and Benefits	12,561
Marketing and Advertising	26
Depr and Amortization	608
Professional and Contract Services	4,536
Computer Ops and Data Communication	278
Occupancy	620
Regulatory	-
General Administrative and Other	547
Merger Related Expenses Total	25
Total Operating Expenses	**19,201**
Operating Income	**861**
Total Interest Income	5
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	862
Income Tax Provisions	**247**
Net Income	**615**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**615**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	757
Investments	-
Total Receivables - Net	75
Current restricted Cash and Cash equivalents	916
Other Current Assets	659
Margin Deposits & Default Fund	-
Total Current Assets	**2,407**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	39
Other Long Term Assets	(0)
Right of use asset	46
Total Long Term Assets	**88**
Total Assets	**2,496**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	101
Deferred Revenue	14
Lease liability - current	26
Other Accrued Liabilities	152
Current Liabilities	**319**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	122
Lease liability - non current	20
All Other Long Term Liabilities	-
Long Term Liabilities	**142**
Total Liabilities	**461**
EQUITY	
Common Stock Total-W/IC	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(504)
Total Retained Earnings	(1,058)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,035**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,496**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	316
Corporate Platforms	422
Investment Intelligence	17
Market Technology Revenues	-
Other Revenues	745
Total Revenues	**1,501**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,501**
Operating Expenses:	
Compensation and Benefits	467
Marketing and Advertising	32
Depr and Amortization	1
Professional and Contract Services	50
Computer Ops and Data Communication	103
Occupancy	33
Regulatory	30
General Administrative and Other	126
Merger Related Expenses Total	-
Total Operating Expenses	**842**
Operating Income	**659**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	659
Income Tax Provisions	**133**
Net Income	**525**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**525**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

Notes: Entity established 12/2020 - No Data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	3,171
Investments	22,236
Total Receivables - Net	23,275
Current restricted Cash and Cash equivalents	-
Other Current Assets	183,250
Margin Deposits & Default Fund	-
Total Current Assets	**231,933**
Long Term Assets:	
Total Property and Equipment - Net	4,309
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	281
Other Long Term Assets	6
Right of use asset	-
Total Long Term Assets	**4,596**
Total Assets	**236,529**
LIABILITIES	
Total AP and Accrued Expenses	66,289
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,482
Deferred Revenue	9,425
Lease liability - current	-
Other Accrued Liabilities	6,041
Current Liabilities	**93,237**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	19,294
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**19,294**
Total Liabilities	**112,530**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(35,202)
Total Retained Earnings	146,227
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**123,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**123,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**236,529**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	95,723
Corporate Platforms	45,808
Investment Intelligence	48,739
Market Technology Revenues	16,254
Other Revenues	2,896
Total Revenues	**209,420**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**209,420**
Operating Expenses:	
Compensation and Benefits	30,267
Marketing and Advertising	628
Depr and Amortization	239
Professional and Contract Services	10,423
Computer Ops and Data Communication	29,666
Occupancy	2,075
Regulatory	(2,817)
General Administrative and Other	5,778
Merger Related Expenses Total	21
Total Operating Expenses	**76,278**
Operating Income	**133,142**
Total Interest Income	50
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(44,853)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	88,338
Income Tax Provisions	**18,745**
Net Income	**69,593**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**69,593**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	579
Investments	-
Total Receivables - Net	66
Current restricted Cash and Cash equivalents	913
Other Current Assets	1,472
Margin Deposits & Default Fund	-
Total Current Assets	**3,030**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	13
Other Long Term Assets	150
Right of use asset	102
Total Long Term Assets	**320**
Total Assets	**3,350**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	102
Deferred Revenue	-
Lease liability - current	33
Other Accrued Liabilities	(3)
Current Liabilities	**145**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	136
Lease liability - non current	70
All Other Long Term Liabilities	-
Long Term Liabilities	**206**
Total Liabilities	**350**
EQUITY	
Common Stock Total-W/IC	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(977)
Total Retained Earnings	(7,154)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,350**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	467
Corporate Platforms	453
Investment Intelligence	132
Market Technology Revenues	-
Other Revenues	709
Total Revenues	**1,761**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,761**
Operating Expenses:	
Compensation and Benefits	429
Marketing and Advertising	28
Depr and Amortization	14
Professional and Contract Services	78
Computer Ops and Data Communication	106
Occupancy	39
Regulatory	12
General Administrative and Other	156
Merger Related Expenses Total	-
Total Operating Expenses	**862**
Operating Income	**899**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	900
Income Tax Provisions	**153**
Net Income	**747**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**747**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	367
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(79)
Margin Deposits & Default Fund	-
Total Current Assets	**288**
Long Term Assets:	
Total Property and Equipment - Net	99
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	875
Right of use asset	-
Total Long Term Assets	**974**
Total Assets	**1,262**
LIABILITIES	
Total AP and Accrued Expenses	63
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	293
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(24)
Current Liabilities	**332**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**332**
EQUITY	
Common Stock Total-W/IC	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(122)
Total Retained Earnings	211
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**930**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**930**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,262**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	0
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,303
Total Revenues	**3,303**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,303**
Operating Expenses:	
Compensation and Benefits	2,630
Marketing and Advertising	18
Depr and Amortization	28
Professional and Contract Services	56
Computer Ops and Data Communication	-
Occupancy	238
Regulatory	-
General Administrative and Other	159
Merger Related Expenses Total	-
Total Operating Expenses	**3,129**
Operating Income	**175**
Total Interest Income	-
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	169
Income Tax Provisions	**104**
Net Income	**65**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**65**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	7,174
Investments	-
Total Receivables - Net	125,953
Current restricted Cash and Cash equivalents	-
Other Current Assets	(185,560)
Margin Deposits & Default Fund	-
Total Current Assets	**(52,433)**
Long Term Assets:	
Total Property and Equipment - Net	94,155
Goodwill	5,729
Other Intangibles	-
Non Current Deferred Taxes	1,308
Other Long Term Assets	494,578
Right of use asset	11,034
Total Long Term Assets	**606,804**
Total Assets	**554,371**
LIABILITIES	
Total AP and Accrued Expenses	7,901
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	26,965
Deferred Revenue	35,268
Lease liability - current	2,603
Other Accrued Liabilities	9,610
Current Liabilities	**82,345**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,085
Lease liability - non current	9,876
All Other Long Term Liabilities	50,593
Long Term Liabilities	**62,554**
Total Liabilities	**144,899**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	10,341
Total Retained Earnings	316,345
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**409,471**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**409,471**
Total Liabilities Non Controlling Interest and Stockholders Equity	**554,371**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(10)
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	203,065
Other Revenues	16,236
Total Revenues	**219,291**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**219,291**
Operating Expenses:	
Compensation and Benefits	64,154
Marketing and Advertising	167
Depr and Amortization	22,843
Professional and Contract Services	55,871
Computer Ops and Data Communication	23,752
Occupancy	7,747
Regulatory	-
General Administrative and Other	52,893
Merger Related Expenses Total	1,295
Total Operating Expenses	**228,722**
Operating Income	**(9,431)**
Total Interest Income	3
Total Interest Expense	(3,477)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	40,843
Income from Unconsolidated Investees - net	143
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	(305)
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	27,775
Income Tax Provisions	**5,703**
Net Income	**22,072**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**22,072**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,878
Total Revenues	**1,878**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,878**
Operating Expenses:	
Compensation and Benefits	1,364
Marketing and Advertising	-
Depr and Amortization	146
Professional and Contract Services	21
Computer Ops and Data Communication	86
Occupancy	111
Regulatory	-
General Administrative and Other	140
Merger Related Expenses Total	-
Total Operating Expenses	**1,867**
Operating Income	**11**
Total Interest Income	8
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	19
Income Tax Provisions	**31**
Net Income	**(12)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(12)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	235
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,795
Margin Deposits & Default Fund	-
Total Current Assets	**3,030**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	411
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	133
Right of use asset	-
Total Long Term Assets	**567**
Total Assets	**3,597**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	312
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12
Current Liabilities	**359**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**359**
EQUITY	
Common Stock Total-W/IC	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,243)
Total Retained Earnings	3,859
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,238**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,238**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,597**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,006
Total Revenues	**1,006**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,006**
Operating Expenses:	
Compensation and Benefits	614
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	198
Computer Ops and Data Communication	12
Occupancy	63
Regulatory	-
General Administrative and Other	48
Merger Related Expenses Total	-
Total Operating Expenses	**937**
Operating Income	**69**
Total Interest Income	13
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	82
Income Tax Provisions	**(46)**
Net Income	**128**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**128**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	130
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	13
Other Current Assets	814
Margin Deposits & Default Fund	-
Total Current Assets	**957**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	258
Total Long Term Assets	**266**
Total Assets	**1,223**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	357
Deferred Revenue	-
Lease liability - current	46
Other Accrued Liabilities	(18)
Current Liabilities	**416**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	213
All Other Long Term Liabilities	-
Long Term Liabilities	**213**
Total Liabilities	**628**
EQUITY	
Common Stock Total-W/IC	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(508)
Total Retained Earnings	954
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**595**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**595**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,223**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,457
Total Revenues	**1,457**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,457**
Operating Expenses:	
Compensation and Benefits	1,002
Marketing and Advertising	4
Depr and Amortization	4
Professional and Contract Services	18
Computer Ops and Data Communication	6
Occupancy	63
Regulatory	-
General Administrative and Other	70
Merger Related Expenses Total	-
Total Operating Expenses	**1,166**
Operating Income	**291**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	292
Income Tax Provisions	**60**
Net Income	**231**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**231**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	35
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**50**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**50**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	18
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Current Liabilities	**20**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**20**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(58)
Total Retained Earnings	46
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**31**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31**
Total Liabilities Non Controlling Interest and Stockholders Equity	**50**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	127
Total Revenues	**127**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**127**
Operating Expenses:	
Compensation and Benefits	88
Marketing and Advertising	-
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**122**
Operating Income	**5**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	5
Income Tax Provisions	**2**
Net Income	**3**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	122,147
Investments	16,463
Total Receivables - Net	5,350
Current restricted Cash and Cash equivalents	-
Other Current Assets	104,618
Margin Deposits & Default Fund	-
Total Current Assets	**248,578**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,809
Right of use asset	-
Total Long Term Assets	**701,809**
Total Assets	**950,387**
LIABILITIES	
Total AP and Accrued Expenses	128
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	461
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(112,521)
Current Liabilities	**(111,932)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	40
Long Term Liabilities	**40**
Total Liabilities	**(111,893)**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(61,975)
Total Retained Earnings	156,082
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,062,279**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,062,279**
Total Liabilities Non Controlling Interest and Stockholders Equity	**950,387**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	713
Total Revenues	**713**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**713**
Operating Expenses:	
Compensation and Benefits	1,495
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	229
Computer Ops and Data Communication	231
Occupancy	105
Regulatory	-
General Administrative and Other	(14,155)
Merger Related Expenses Total	-
Total Operating Expenses	**(12,094)**
Operating Income	**12,807**
Total Interest Income	10,362
Total Interest Expense	(2,822)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	37
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	20,383
Income Tax Provisions	**4,592**
Net Income	**15,791**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**15,791**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	654
Investments	-
Total Receivables - Net	3
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,154
Margin Deposits & Default Fund	-
Total Current Assets	**6,810**
Long Term Assets:	
Total Property and Equipment - Net	1,216
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	-
Right of use asset	1,457
Total Long Term Assets	**2,736**
Total Assets	**9,547**
LIABILITIES	
Total AP and Accrued Expenses	409
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,950
Deferred Revenue	-
Lease liability - current	992
Other Accrued Liabilities	(401)
Current Liabilities	**3,951**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	465
All Other Long Term Liabilities	-
Long Term Liabilities	**465**
Total Liabilities	**4,416**
EQUITY	
Common Stock Total-W/IC	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	210
Total Retained Earnings	3,665
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,131**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,131**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,547**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	(0)
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	12,249
Other Revenues	9,936
Total Revenues	**22,185**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,185**
Operating Expenses:	
Compensation and Benefits	13,773
Marketing and Advertising	40
Depr and Amortization	371
Professional and Contract Services	3,143
Computer Ops and Data Communication	963
Occupancy	1,374
Regulatory	-
General Administrative and Other	673
Merger Related Expenses Total	1
Total Operating Expenses	**20,339**
Operating Income	**1,846**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	1,846
Income Tax Provisions	**368**
Net Income	**1,478**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,478**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,111
Investments	-
Total Receivables - Net	6,091
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,906
Margin Deposits & Default Fund	-
Total Current Assets	**10,108**
Long Term Assets:	
Total Property and Equipment - Net	2,402
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	15
Other Long Term Assets	565
Right of use asset	-
Total Long Term Assets	**2,981**
Total Assets	**13,090**
LIABILITIES	
Total AP and Accrued Expenses	422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,054
Deferred Revenue	2,184
Lease liability - current	-
Other Accrued Liabilities	133
Current Liabilities	**3,793**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,793**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	1,177
Total Retained Earnings	1,138
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**9,297**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,297**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,090**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	11,495
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	955
Other Revenues	(2,120)
Total Revenues	**10,330**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**10,330**
Operating Expenses:	
Compensation and Benefits	3,923
Marketing and Advertising	2
Depr and Amortization	4,485
Professional and Contract Services	(562)
Computer Ops and Data Communication	4,327
Occupancy	281
Regulatory	0
General Administrative and Other	177
Merger Related Expenses Total	-
Total Operating Expenses	**12,634**
Operating Income	**(2,304)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	2,574
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	270
Income Tax Provisions	**(9)**
Net Income	**279**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**279**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	34
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(13)
Margin Deposits & Default Fund	-
Total Current Assets	**21**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10**
Total Assets	**31**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	74
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(21)
Current Liabilities	**60**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**60**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	565
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	(593)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(29)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(29)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	617
Other Revenues	6
Total Revenues	**623**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**623**
Operating Expenses:	
Compensation and Benefits	424
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	23
Computer Ops and Data Communication	3
Occupancy	70
Regulatory	-
General Administrative and Other	23
Merger Related Expenses Total	4
Total Operating Expenses	**546**
Operating Income	**77**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	77
Income Tax Provisions	**7**
Net Income	**70**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**70**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(355)
Margin Deposits & Default Fund	-
Total Current Assets	**(358)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,215)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total-W/IC	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,241)
Total Retained Earnings	(354)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,215)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,215)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,215)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6)
Income Tax Provisions	**-**
Net Income	**(6)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	75
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	66,424
Margin Deposits & Default Fund	-
Total Current Assets	**66,499**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**139,235**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Current Liabilities	**32**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**32**
EQUITY	
Common Stock Total-W/IC	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	99,255
Total Retained Earnings	44,718
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**139,203**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**139,203**
Total Liabilities Non Controlling Interest and Stockholders Equity	**139,235**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	30
Computer Ops and Data Communication	-
Occupancy	1
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**34**
Operating Income	**(34)**
Total Interest Income	21
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(13)
Income Tax Provisions	**(56)**
Net Income	**43**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**43**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	121
Investments	-
Total Receivables - Net	16,641
Current restricted Cash and Cash equivalents	-
Other Current Assets	157,354
Margin Deposits & Default Fund	-
Total Current Assets	**174,116**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,407
Right of use asset	-
Total Long Term Assets	**1,407**
Total Assets	**175,523**
LIABILITIES	
Total AP and Accrued Expenses	23,358
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,270
Current Liabilities	**24,627**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**24,627**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(160,214)
Total Retained Earnings	67,679
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**150,895**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**150,895**
Total Liabilities Non Controlling Interest and Stockholders Equity	**175,523**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(226)
Merger Related Expenses Total	-
Total Operating Expenses	**(222)**
Operating Income	**222**
Total Interest Income	2,566
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,788
Income Tax Provisions	**635**
Net Income	**2,152**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,152**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	1,546
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	414,288
Margin Deposits & Default Fund	-
Total Current Assets	**415,834**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**659,248**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	790
Current Liabilities	**794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**794**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(42,227)
Total Retained Earnings	1,047
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**658,454**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**658,454**
Total Liabilities Non Controlling Interest and Stockholders Equity	**659,248**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**5**
Operating Income	**(5)**
Total Interest Income	2,309
Total Interest Expense	(27)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,276
Income Tax Provisions	**488**
Net Income	**1,788**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,788**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	520
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**556**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**556**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	14
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**553**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**553**
Total Liabilities Non Controlling Interest and Stockholders Equity	**556**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(8)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**(8)**
Operating Income	**8**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	8
Income Tax Provisions	**-**
Net Income	**8**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	748
Investments	-
Total Receivables - Net	1,226
Current restricted Cash and Cash equivalents	-
Other Current Assets	51
Margin Deposits & Default Fund	-
Total Current Assets	**2,026**
Long Term Assets:	
Total Property and Equipment - Net	1,082
Goodwill	51,910
Other Intangibles	15,425
Non Current Deferred Taxes	-
Other Long Term Assets	33
Right of use asset	62
Total Long Term Assets	**68,512**
Total Assets	**70,538**
LIABILITIES	
Total AP and Accrued Expenses	348
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	845
Deferred Revenue	1,712
Lease liability - current	66
Other Accrued Liabilities	8,823
Current Liabilities	**11,794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,088
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,088**
Total Liabilities	**15,882**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(13,848)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**54,656**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**54,656**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,538**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	3,679
Market Technology Revenues	(4)
Other Revenues	-
Total Revenues	**3,675**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,675**
Operating Expenses:	
Compensation and Benefits	5,081
Marketing and Advertising	486
Depr and Amortization	1,747
Professional and Contract Services	1,568
Computer Ops and Data Communication	1,109
Occupancy	142
Regulatory	-
General Administrative and Other	326
Merger Related Expenses Total	105
Total Operating Expenses	**10,565**
Operating Income	**(6,890)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(6,890)
Income Tax Provisions	**(431)**
Net Income	**(6,459)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,459)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	750
Investments	-
Total Receivables - Net	445
Current restricted Cash and Cash equivalents	-
Other Current Assets	231
Margin Deposits & Default Fund	-
Total Current Assets	**1,425**
Long Term Assets:	
Total Property and Equipment - Net	3,696
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,696**
Total Assets	**5,121**
LIABILITIES	
Total AP and Accrued Expenses	258
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(131)
Current Liabilities	**127**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**127**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/(Loss)	444
Total Retained Earnings	(220)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,505**
Non Controlling Interest	2,489
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,993**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,121**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	588
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**588**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**588**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	251
Professional and Contract Services	118
Computer Ops and Data Communication	35
Occupancy	246
Regulatory	0
General Administrative and Other	386
Merger Related Expenses Total	-
Total Operating Expenses	**1,037**
Operating Income	**(450)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(450)
Income Tax Provisions	-
Net Income	**(450)**
Net (income) expense attributable to noncontrolling interests	230
Net Income attributable to Nasdaq, Inc.	**(220)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	12
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,197
Margin Deposits & Default Fund	-
Total Current Assets	**2,322**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**35**
Total Assets	**2,357**
LIABILITIES	
Total AP and Accrued Expenses	225
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	298
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3)
Current Liabilities	**520**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**520**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(298)
Total Retained Earnings	2,135
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,837**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,837**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,357**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,604
Total Revenues	**1,604**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,604**
Operating Expenses:	
Compensation and Benefits	1,327
Marketing and Advertising	7
Depr and Amortization	6
Professional and Contract Services	173
Computer Ops and Data Communication	0
Occupancy	33
Regulatory	-
General Administrative and Other	46
Merger Related Expenses Total	-
Total Operating Expenses	**1,592**
Operating Income	**12**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	12
Income Tax Provisions	**27**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	220
Investments	-
Total Receivables - Net	3,855
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,331
Margin Deposits & Default Fund	-
Total Current Assets	**6,406**
Long Term Assets:	
Total Property and Equipment - Net	97
Goodwill	59,358
Other Intangibles	4,318
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**63,777**
Total Assets	**70,182**
LIABILITIES	
Total AP and Accrued Expenses	65
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	225
Deferred Revenue	776
Lease liability - current	-
Other Accrued Liabilities	296
Current Liabilities	**1,363**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,676
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	23,487
Long Term Liabilities	**25,163**
Total Liabilities	**26,526**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	1,777
Total Retained Earnings	(495)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43,657**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,182**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	364
Market Technology Revenues	3,192
Other Revenues	2,118
Total Revenues	**5,674**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,674**
Operating Expenses:	
Compensation and Benefits	1,978
Marketing and Advertising	12
Depr and Amortization	635
Professional and Contract Services	324
Computer Ops and Data Communication	114
Occupancy	195
Regulatory	-
General Administrative and Other	239
Merger Related Expenses Total	93
Total Operating Expenses	**3,589**
Operating Income	**2,085**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	2,086
Income Tax Provisions	**510**
Net Income	**1,576**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,576**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Services Ltd
(in thousands, unaudited)

Notes: No data in 2020 - divested 2/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

Notes: Entity merged in 11/2020 - No Data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	5,343
Investments	-
Total Receivables - Net	17,223
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,021
Margin Deposits & Default Fund	-
Total Current Assets	**41,586**
Long Term Assets:	
Total Property and Equipment - Net	11,888
Goodwill	12,305
Other Intangibles	-
Non Current Deferred Taxes	351
Other Long Term Assets	18,207
Right of use asset	-
Total Long Term Assets	**42,752**
Total Assets	**84,338**
LIABILITIES	
Total AP and Accrued Expenses	567
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,768
Deferred Revenue	513
Lease liability - current	-
Other Accrued Liabilities	(462)
Current Liabilities	**3,386**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	125
Long Term Liabilities	**125**
Total Liabilities	**3,511**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(7,802)
Total Retained Earnings	86,142
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**80,827**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**80,827**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,338**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	91,679
Other Revenues	84
Total Revenues	**91,763**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**91,763**
Operating Expenses:	
Compensation and Benefits	8,848
Marketing and Advertising	9
Depr and Amortization	2,774
Professional and Contract Services	17,276
Computer Ops and Data Communication	13,569
Occupancy	887
Regulatory	-
General Administrative and Other	4,741
Merger Related Expenses Total	-
Total Operating Expenses	**48,104**
Operating Income	**43,659**
Total Interest Income	64
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	43,723
Income Tax Provisions	**14,073**
Net Income	**29,649**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**29,649**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	2,236
Investments	-
Total Receivables - Net	2,540
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,486
Margin Deposits & Default Fund	-
Total Current Assets	**14,263**
Long Term Assets:	
Total Property and Equipment - Net	6,867
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	88
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,955**
Total Assets	**21,218**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,513
Deferred Revenue	1,399
Lease liability - current	-
Other Accrued Liabilities	(169)
Current Liabilities	**4,777**
Total Long Term Debt	-
Non Current Deferred Tax Liability	671
Non-current deferred revenue	0
Lease liability - non current	-
All Other Long Term Liabilities	335
Long Term Liabilities	**1,006**
Total Liabilities	**5,783**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	5,529
Total Retained Earnings	8,539
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,435**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,218**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	10,880
Other Revenues	12,094
Total Revenues	**22,974**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,974**
Operating Expenses:	
Compensation and Benefits	9,615
Marketing and Advertising	6
Depr and Amortization	1,357
Professional and Contract Services	5,916
Computer Ops and Data Communication	139
Occupancy	472
Regulatory	-
General Administrative and Other	573
Merger Related Expenses Total	-
Total Operating Expenses	**18,078**
Operating Income	**4,896**
Total Interest Income	10
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	4,907
Income Tax Provisions	**1,126**
Net Income	**3,781**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,781**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	586
Investments	-
Total Receivables - Net	370
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,487)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,530)**
Long Term Assets:	
Total Property and Equipment - Net	1,145
Goodwill	-
Other Intangibles	16,054
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**17,387**
Total Assets	**5,856**
LIABILITIES	
Total AP and Accrued Expenses	561
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	261
Lease liability - current	-
Other Accrued Liabilities	(38)
Current Liabilities	**785**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,050
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,050**
Total Liabilities	**3,835**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(634)
Total Retained Earnings	(15,551)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,856**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	929
Other Revenues	556
Total Revenues	**1,485**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,485**
Operating Expenses:	
Compensation and Benefits	120
Marketing and Advertising	-
Depr and Amortization	1,894
Professional and Contract Services	2,887
Computer Ops and Data Communication	96
Occupancy	(10)
Regulatory	-
General Administrative and Other	422
Merger Related Expenses Total	-
Total Operating Expenses	**5,408**
Operating Income	**(3,923)**
Total Interest Income	-
Total Interest Expense	(147)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(4,070)
Income Tax Provisions	**(329)**
Net Income	**(3,741)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3,741)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	405
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**408**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	2,275
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,279**
Total Assets	**2,687**
LIABILITIES	
Total AP and Accrued Expenses	3,443
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**3,443**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,443**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(106)
Total Retained Earnings	(650)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(757)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(757)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,687**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	8
Professional and Contract Services	11
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Total Operating Expenses	**17**
Operating Income	**(17)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(17)
Income Tax Provisions	**-**
Net Income	**(17)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(17)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

Notes: New Entity in 2021 - established 02/2021. No data in 2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,741
Current restricted Cash and Cash equivalents	-
Other Current Assets	2
Margin Deposits & Default Fund	-
Total Current Assets	**2,743**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	1,509
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,515**
Total Assets	**4,258**
LIABILITIES	
Total AP and Accrued Expenses	4,423
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Liabilities	**4,423**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,423**
EQUITY	
Common Stock Total-W/IC	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(78)
Total Retained Earnings	(87)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(165)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(165)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,258**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2020
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	9
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	(9)
Income Tax Provisions	**-**
Net Income	**(9)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9)**

Nasdaq PHLX LLC

FORM 1 – Amendment of June 29, 2021

EXHIBIT I

Consolidated Financial Statements

Nasdaq PHLX LLC and Subsidiary
Year Ended December 31, 2020
With Report of Independent Accountants

Nasdaq PHLX LLC and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2020

Contents



Ernst & Young LLP
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Review Report of Independent Accountants

The Board of Directors and Member
Nasdaq PHLX LLC and Subsidiary

We have reviewed the accompanying consolidated financial statements of Nasdaq PHLX LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in conformity with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 16, 2021

Nasdaq PHLX LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2020
(In Thousands)

Assets	
Cash and cash equivalents	$ 7
Receivables, net	34,485
Goodwill	503,610
Intangible assets, net	259,123
Investment in the OCC	104,848
Receivable from Nasdaq, Inc.	56,026
Property and equipment, net	33,236
Operating lease asset	27,069
Other assets	5,334
Total assets	$ 1,023,738
Liabilities and member's equity	
Section 31 fees payable to the SEC	$ 15,433
Accrued personnel costs	5,329
Accounts payable and accrued expenses	2,492
Deferred tax liability, net	89,637
Operating lease liability	34,909
Accrued retirement obligation	19,913
Other accrued liabilities	10,740
Total liabilities	178,453
Member's equity	
Total member's equity	845,285
Total liabilities and member's equity	$ 1,023,738

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2020
(In Thousands)

Revenues:	
Market services	$ 346,806
Investment intelligence	18,386
Other revenue	396
Total revenues	365,588
Transaction-based expenses	
Transaction rebates	(167,073)
Brokerage, clearance, and exchange fees	(50,010)
Total transaction-based expenses	(217,083)
Revenues less transaction-based expenses	148,505
Operating expenses:	
Compensation and benefits	43,034
Depreciation and amortization	10,857
Provision for bad debts	2,357
Regulatory	3,176
Occupancy	3,311
Computer operations and data communications	2,602
Professional and contract services	2,407
Marketing	543
General, administration, and other	7,996
Total operating expenses	76,283
Operating income	72,222
Income from investment in OCC	40,246
Net income before income tax expense	112,468
Provision for income taxes	26,162
Net income	$ 86,306

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2020
(In Thousands)

Net income:	$	86,306
Other comprehensive income:		
Employee benefit plans:		
Employee benefit plan adjustment		27,054
Income tax provision		(8,436)
Total other comprehensive loss, net of tax		18,618
Comprehensive income	$	104,924

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2020
(In Thousands)

	Accumulated Other Comprehensive Gain (Loss), Net	Retained Earnings	Member's Equity	Total Member's Equity
Balance at January 1, 2020	$ (15,529)	$ 651,704	$ 124,673	$ 760,848
Net income	–	86,306	–	86,306
Dividend distribution to Parent	–	(20,000)	–	(20,000)
Impact of Adoption of ASU 2016-13	–	(487)	–	(487)
Employee benefit plan adjustments, net of tax	18,618	–	–	18,618
Balance at December 31, 2020	$ 3,089	$ 717,523	$ 124,673	$ 845,285

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2020
(In Thousands)

Cash flows from operating activities	
Net income	$ 86,306
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,857
Share-based compensation	1,981
Provision for bad debts	2,357
Income from unconsolidated investee	(40,246)
Deferred taxes, net	3,110
Net change in operating assets and liabilities:	
Receivables, net	(6,882)
Receivable from Nasdaq, Inc.	(36,360)
Operating lease asset	2,455
Income tax receivable	5,636
Other assets	(5,087)
Accounts payable and accrued expenses	462
Section 31 fees payable to the SEC	2,673
Accrued personnel costs	1,381
Accrued retirement obligation	997
Operating lease liability	(2,511)
Other liabilities	(2,081)
Net cash provided by operating activities	25,048
Cash flows from investing activities	
Purchases of property and equipment	(5,053)
Net cash used in investing activities	(5,053)
Cash flows from financing activities	
Dividend to parent	(20,000)
Net cash used in financing activities	(20,000)
Net change in cash and cash equivalents	(5)
Cash and cash equivalents at beginning of period	12
Cash and cash equivalents at end of period	$ 7
Supplemental disclosure of cash flow information	
Cash paid for income taxes, to Nasdaq, Inc.	$ 23,051

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020

1. Organization and Operations

Nasdaq PHLX LLC (the “Exchange”, “PHLX” or “we”), is a registered national securities exchange in the United States (“U.S.”) owned and operated by Nasdaq, Inc. (“Nasdaq” or the “Parent”) and its liability is limited to the balance of its capital account. The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Stock Clearing Corporation of Philadelphia (“SCCP”) is the Exchange’s wholly owned subsidiary. SCCP ceased clearing operations on December 31, 2008 and is currently an inactive entity. The Exchange and SCCP are subject to regulatory oversight by the Securities and Exchange Commission’s (“SEC”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiary, are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) and set forth by the Financial Accounting Standards Board (“FASB”). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange’s significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2020, the Exchange held no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of reserves for uncollectible accounts. On January 1, 2020, we adopted ASU 2016-13, "Measurement of Credit Losses on Financial Instruments." Implementation of this standard is discussed below under "Recently Adopted Accounting Pronouncements." The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the reserve for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, management reviews the reserve for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet at December 31, 2020 was immaterial.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when PHLX owns 20% to 50% of the outstanding voting stock of a company and when PHLX is able to exercise significant influence over the operating and financial policies of a company. PHLX records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. PHLX evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment. See Note 3, "Equity Method Investment," for further discussion of PHLX's equity method investment.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 5, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

On January 1,2020, the Exchange adopted ASU 2017-04, "Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment. See "Recently Adopted Accounting Pronouncements" below for further discussion.

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit. When assessing goodwill for impairment, first, qualitative factors may be assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. The quantitative goodwill test consists of two steps:

- The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired.
- If the carrying amount exceeds the fair value of a reporting unit, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to that reporting unit.

2. Summary of Significant Accounting Policies (continued)

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2020. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include exchange registration, customer relationships, and trade names. The exchange registration and trade names have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years.

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, PHLX tests for impairment of indefinite-lived intangible assets during the fourth quarter of its fiscal year using carrying amounts as of October 1.

Pension Plan and Postretirement Benefit Plan

The Parent administers a defined benefit pension plan and a postretirement benefit plan. The pension plan was amended to cease all benefit accruals effective January 1, 2019. New participation in the plan ceased effective January 1, 2008. The pension plan benefits are based primarily on years of service (credited through 2008), monthly base salary in effect on January 1 of each plan year through 2008, and age on the date the benefit is received. On September 23, 2019, Nasdaq's Management Compensation Committee approved the merger of the Philadelphia Stock Exchange, Inc. and Stock Clearing Corporation of Philadelphia Employees' Pension Plan ("the PHLX Pension Plan") with and into the Nasdaq Pension Plan, and delegated to the Committee the authority to approve and execute appropriate amendments to each of the Plans reflecting the merger. As a result of the merger, $27.4 million of gross unrecognized loss in other comprehensive income was recognized in *Compensation and benefits* in the Consolidated Statement of

2. Summary of Significant Accounting Policies (continued)

Income. The merger of the PHLX Pension Plan with and into the Nasdaq Pension Plan was effective as of January 1, 2020, with the Nasdaq Pension Plan being the surviving plan. See Note 7, "Employee Benefits," for further discussion.

The Exchange accounts for the postretirement benefit plan under ASC 715, *Compensation-Retirement Benefits*.

Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX generally recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 8, "Share-Based Compensation," for further discussion.

Leases

At contract inception, we determine whether a contract is or contains a lease. As of December 31, 2020, we have operating leases which are real estate leases for general office space. These leases have varying lease terms with remaining maturities ranging from 3 months to 12 years. Operating lease balances are included in Operating lease asset and Operating lease liability in our Consolidated Balance Sheet as of December 31, 2020. As of December 31, 2020, we do not have any finance leases.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since our leases do not provide an implicit rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date in determining the present value of lease payments. The operating lease asset also includes any lease payments made and excludes lease incentives. Our lease terms include options to extend or terminate the lease when we are reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our lease agreements include rental payments adjusted periodically for inflation based on an index or rate. These payments are included in the initial measurement of the operating lease liability and operating lease asset. However, rental payments that are based on a change in an index or a rate are considered variable lease payments and are expensed as incurred.

We have lease agreements with lease and non-lease components, which are accounted for as a single performance obligation to the extent that the timing and pattern of transfer are similar for the lease and non-lease components and the lease component qualifies as an operating lease. We do not recognize lease liabilities and operating lease assets for leases with a term of 12 months or less. We recognize these lease

2. Summary of Significant Accounting Policies (continued)

payments on a straight-line basis over the lease term. These costs are included in *Occupancy* in the Consolidated Statement of Income. See Note 10, "Commitments and Contingencies," for further discussion.

Revenue Recognition

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Market Services

Transaction-based trading includes cash equity trading and equity derivative trading revenues. PHLX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. PHLX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

PHLX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

2. Summary of Significant Accounting Policies (continued)

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

PHLX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Investment Intelligence

Investment intelligence revenues include options security price data revenue and equity market data revenue. Market data revenue includes revenues earned from the Exchange's participation in the Consolidated Tape A and B, as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including PHLX.

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in *Investment Intelligence* on the Consolidated Statement of Income. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as PHLX provides the service.

Other Revenue

Other revenues are primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for incomes taxes* on the Consolidated Statement of Income.

Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment and removes the second step of the goodwill impairment test, which required a hypothetical purchase price allocation if the fair value of a reporting unit is less than its carrying amount. Goodwill impairment will now be measured using the difference between the carrying amount and the fair value of the reporting unit and the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in the ASU should be applied on a prospective basis. The Exchange adopted this standard on January 1, 2020. Adoption of this new standard did not have a material impact on its consolidated financial statements.

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changed the impairment model for certain financial instruments. The new model is a forward-looking expected loss model and applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. The Exchange recorded a $0.5 million non-cash cumulative effect adjustment to total member's equity on our opening Statement of Financial Condition as of January 1, 2020. At the date of adoption, the adjustment impacted by the standard related to an adjustment to trade receivables and other assets. The adoption did not have a material impact on the Exchange's consolidated financial statements.

3. Equity Method Investment

The carrying amount of PHLX's equity method investment totaled $104.8 million as of December 31, 2020 and is included in *Investment in the OCC* on the Consolidated Balance Sheet. As of December 31, 2020, PHLX's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from PHLX's equity method investment was $40.2 million in 2020 and is included in *Income from investment in OCC* in the Consolidated Statement of Income.

4. Goodwill and Intangible Assets

Goodwill

On July 24, 2008, Nasdaq completed the acquisition of PHLX. Nasdaq's cost to acquire PHLX of approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments) was subject to certain post-closing adjustments. At December 31, 2020, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2020.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2020. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets

The Exchange completed its annual impairment test during 2020 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2020, no impairment was recorded with respect to finite-lived intangible assets.

As of December 31, 2020, the deferred tax liability related to PHLX's assets is $68.3 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($326.0 million) less accumulated book amortization ($66.9 million) through December 31, 2020 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 26.3%.

4. Goodwill and Intangible Assets (continued)

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2020		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Intangible Assets**
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 112.9	$ (66.9)	$ 46.0
Total finite-lived intangible assets	$ 112.9	$ (66.9)	$ 46.0
Indefinite-lived intangible assets			
Exchange and futures registrations	$ 206.7	$ –	$ 206.7
Trade names	6.4	–	6.4
Total indefinite-lived intangible assets	$ 213.1	$ –	$ 213.1
Total intangible assets	$ 326.0	$ (66.9)	$ 259.1

Amortization expense for purchased finite-lived intangible assets was $5.4 million for the year ended December 31, 2020.

The estimated future amortization expense of purchased intangible assets as of December 31, 2020, is as follows (in millions):

2021	$ 5.4
2022	5.4
2023	5.4
2024	5.4
2025	5.4
2026 and thereafter	19.0
Total	$ 46.0

5. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2020
	(In Millions)
Software, internally developed / acquired	$ 32.8
Furniture, equipment, and leasehold improvements	28.5
Total property and equipment	61.3
Less – accumulated depreciation and amortization	(28.1)
Total property and equipment, net of accumulated depreciation	$ 33.2

The Exchange follows the provisions of ASC 350-40, "Internal-Use Software", which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $3.0 million of costs during the year ended December 31, 2020, included in *Property and equipment, net* on the Consolidated Balance Sheet. At December 31, 2020, unamortized capitalized software development was $12.2 million.

For the year ended December 31, 2020, capitalized software amortization expense was $3.0 million, while total depreciation expense relating to all other property and equipment was $2.5 million. These amounts are included in *Depreciation and amortization expense* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are tax based on the tax rate applicable to the Exchange.

6. Income Taxes (continued)

The Exchange's income tax provision consists of the following amounts:

	Year ended December 31, 2020 (*in Millions*)
Current:	
Federal	$ 17.1
State and local	6.0
Total current income taxes	$ 23.1
Deferred:	
Federal	$ 2.9
State and local	0.2
Total deferred income taxes	$ 3.1
Total provision for income taxes	$ 26.2

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate is as follows:

	Year ended December 31, 2020 (*in Millions*)
Federal	21.0%
State and local income tax rate, net of federal effect	5.3
Change in tax reserves, net of federal effect	(2.0)
Tax rate changes	(0.8)
Permanent differences	(0.2)
Effective tax rate	23.3%

As of December 31, 2020, the net deferred tax liability balance is $89.6 million, comprised of $106.3 million deferred tax liabilities and $16.7 million deferred tax assets. These amounts primarily relate to amortization of acquired intangible assets and differences between book and tax basis of investments, partially offset by compensation expenses. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

As of December 31, 2020, we had $0.3 million of unrecognized tax benefits (which include interest), $0.3 million of which would affect tax expense if recognized.

6. Income Taxes (continued)

The Exchange recognized a benefit of $0.3 million in interest related to income taxes for the year ended December 31, 2020.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq for tax year 2020. Nasdaq federal income tax return for the years 2017 through 2019 is subject to examination by the Internal Revenue Service ("IRS"). Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2018 and are subject to examination for 2019.

7. Employee Benefits

Pension Plan and Postretirement Benefit Plan

The Exchange participates in a trusteed non-contributory pension plan and a postretirement benefit plan covering employees of PHLX and its subsidiary. The Exchange provides defined benefits that are based primarily on years of service, monthly base salary in effect on January 1 of each plan year, and age on the date the benefit is received.

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. There are no new entrants into the health care plan. All employees who terminate and are retiree eligible can elect to opt into the retiree life insurance.

On September 23, 2019, Nasdaq's Management Compensation Committee approved the merger of the PHLX Pension Plan with and into the Nasdaq Pension Plan, and delegated to the Committee the authority to approve and execute appropriate amendments to each of the Plans reflecting the merger. The merger of the PHLX Pension Plan with and into the Nasdaq Pension Plan was effective as of January 1, 2020, with the Nasdaq Pension Plan being the surviving plan.

The accumulated postretirement benefit obligation at December 31, 2020 was $0.6 million and is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The unrecognized actuarial gain at December 31, 2020 was $5.0 million and is included in *Accumulated Other Comprehensive Gain (Loss), Net* within total member's equity on the Consolidated Balance Sheet.

7. Employee Benefits (continued)

The weighted-average assumptions used to determine obligations at December 31, 2020 were as follows:

Weighted-average assumptions used to determine obligations at December 31, 2020:	
Discount rate	2.50%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2020:	
Discount rate	3.20%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic pension cost and other postretirement benefits costs include a recognized net actuarial gain of $0.4 million.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2021	$	0.1
2022		0.1
2023		0.1
2024		0.1
2025		0.1
2026–2030		0.1
	$	0.6

7. Employee Benefits (continued)

Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

Benefit obligation, end of year	$ 14.2
Change in plan assets	
Fair value of plan assets, beginning of year	$ –
Employer contributions	1.2
Benefits paid	(1.2)
Fair value of plan assets, end of year	$ –
Funded status (unfunded), end of year	$ (14.2)
Amounts recognized in accumulated other comprehensive income at December 31, 2020:	
Unrecognized actuarial loss	$ 0.8

The accumulated benefit obligation for the SERP at December 31, 2020 was $14.2 million which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2020:

Discount rate	2.50%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2020:

Discount rate	3.20%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic SERP cost includes the following components (in millions):

Interest cost	$ 0.4
Recognized net actuarial loss	1.0
Net periodic benefit cost	$ 1.4

7. Employee Benefits (continued)

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:	
2021	$ 1.2
2022	1.2
2023	1.2
2024	1.1
2025	1.1
2026–2030	5.1
	$ 10.9

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2020, the Exchange had a remaining payable of $5.1 million, which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.5 million during the year ended December 31, 2020, and are included in *Compensation and benefit* on the Consolidated Statement of Income. The Exchange's plan was merged into the 401(k) plan of Nasdaq effective January 1, 2009.

8. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, the Exchange had two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance-based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. While the performance periods are complete for all PSUs granted under the one-year performance-based program, some shares underlying these PSUs have not vested.

8. Share-Based Compensation (continued)

Under the one -year performance-based program, an eligible employee received a target grant of PSUs but could have received from 0.0% to 150.0% of the target amount granted, depending on the achievement of performance measures. These awards vest ratably on an annual basis over a three-year period commencing with the end of the performance period. Compensation cost is recognized over the performance period and the three-year vesting period, taking into account an estimated forfeiture rate. The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

Under the three-year performance-based program, each eligible individual receives PSUs with a three -year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three-year PSU program using the Monte Carlo simulation model, as these awards contain a market condition. Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

8. Share-Based Compensation (continued)

The following table shows the total share-based compensation expense allocated to the Company from Nasdaq resulting from equity awards for the year ended December 31, 2020 included in *Compensation and benefits* on the Consolidated Statement of Income:

	Year Ended December 31, 2020
	(In thousands)
Share-based compensation expense before income taxes	$ 1,981
Income tax benefit	(522)
Total share-based compensation expense after income taxes	$ 1,459

At December 31, 2020, $2.9 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.7 years.

9. Related-Party Transactions

PHLX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Exchange in the amount of $15.7 million.

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Exchange allocated $1.3 million in expenses for the year ended December 31, 2020, which is included in *Occupancy* on the Consolidated Statement of Income.

PHLX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $9.5 million for the year ended December 31, 2020, and are included on the Consolidated Statement of Income.

9. Related-Party Transactions (continued)

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. PHLX incurred $5.5 million in transaction fees from NES for options contracts and equity shares routed away from PHLX. The Exchange also earns transaction and access fees from NES for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $3.3 million in transaction and access fees to NES for options contracts and equity shares routed to PHLX.

A Regulatory Services Agreement exists between PHLX, The Nasdaq Stock Market LLC ("EXCH"), NASDAQ BX Inc. ("BX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one Self-Regulatory Organization ("SRO") to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2020, $56.0 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2020, the Exchange paid a dividend of $20.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

10. Commitment and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and

10. Commitment and Contingencies (continued)

inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect its business.

The Financial Industry Regulation Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2020.

General Litigation

PHLX may be involved in litigation arising in the normal course of business. PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2020.

Operating Leases

We have operating leases which are real estate leases for general office space. The following table provides supplemental balance sheet information related to the Exchange's operating leases:

Balance Sheet Classification	**December 31, 2020**
	(In millions)
Assets:	
Operating lease asset	$ 27.1
Liabilities:	
Operating lease liability	$ 34.9

10. Commitment and Contingencies (continued)

The following table summarizes the Exchange's lease cost:

	Year Ended December 31, 2020
	(In millions)
Operating lease cost	$ 4.2
Variable lease cost	1.3
Sublease income	(0.9)
Total lease cost	$ 4.6

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded in our consolidated balance sheet:

	December 31, 2020
	(In millions)
2021	$ 4.2
2022	4.3
2023	3.8
2024	3.4
2025	3.5
2026 and thereafter	27.1
Total lease payments	46.3
Less: interest	(11.4)
Present value of lease liabilities	$ 34.9

The following table provides information related to the Exchange's lease term and discount rate:

	December 31, 2020
Weighted average remaining lease term (in years)	11.3
Weighted-average discount rate	4.9%

10. Commitment and Contingencies (continued)

For the year ended December 31, 2020, the cash paid for amounts included in the measurement of operating lease liabilities was $4.3 million.

11. Risks and Uncertainties

PHLX's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of PHLX's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which PHLX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. PHLX may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, PHLX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If PHLX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, PHLX may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the *Receivables, net* balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

PHLX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of PHLX's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that PHLX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on PHLX's business, financial condition and operating results. PHLX must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

11. Risks and Uncertainties (continued)

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including PHLX) in exchange for promissory notes that PHLX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes PHLX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that PHLX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a \$2.5 million provision for the promissory notes for the year ended December 31, 2020 and the amount is included in *Provision for bad debts* on the Consolidated Statement of Income. At December 31, 2020, PHLX holds \$4.9 million, net of reserve, in promissory notes from CAT NMS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

12. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*, *Other assets*, *Accounts payable and accrued expenses*, *Accrued personnel costs*, *Section 31 fees payable to the SEC*, and *Other accrued liabilities*, are reported at their contractual amounts, which approximate fair value.

13. Subsequent Events

The Exchange has evaluated subsequent events through June 16, 2021, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.